金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


05013198

December 7, 2005


SEC MAIL
RECEIVED
PROCESSING
DEC 09 2005
WASH, D.C.
213
SECTION


GOLD
PEAK

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in CIH Limited	October 20, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest of CIH Limited	October 20, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest of CIH Limited	October 20, 2005
Overseas Regulatory Announcement – SGD200,000,000 Medium Term Note Programme Quarterly Report of GP Industries Limited for the period ended September 30, 2005	October 24, 2005
Announcement – Discloseable Transaction – Acquisition of CIHL Shares by GP Industries Limited	October 26, 2005
Announcement – 2005/06 Interim Results of GP Industries Limited and CIH Limited for the six months ended September 30, 2005	November 10, 2005

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Press Release on signing a S$75 Million Syndicated Term Loan Facility by GP Industries Limited	November 14, 2005
Circular – Discloseable Transaction – Acquisition of CIHL Shares by GP Industries Limited	November 16, 2005
Announcement – 2005/06 Unaudited Interim Results of the Company for the six months ended September 30, 2005	November 18, 2005
Overseas Regulatory Announcement – Tax-Exempt (One-Tier) Dividend of GP Industries Limited	November 23, 2005
Overseas Regulatory Announcement – Voluntary Liquidation of a Subsidiary of GP Industries Limited	November 24, 2005
Circular – 2005/06 Interim Report of the Company	December 2, 2005

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.



GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

CHANGE IN SHAREHOLDINGS IN CIH LIMITED

The Directors of GP Industries Limited (the "Company") are pleased to announce that the Company had been allotted 1,426,511 shares in CIH Limited ("CIHL").

The above allotment resulted from the receipt of final dividend of 4.00 Singapore cents per share for CIHL's 15-month financial period ended 31 March 2005.

The Company had elected to participate in the CIH Limited Scrip Dividend Scheme, in lieu of the cash amount of the final dividend on the shares held by the Company.

Following the allotment, the Company's interest in CIHL has increased from 86,303,915 shares to 87,730,426 shares, representing an approximately 67.873% interest in CIHL.

By order of the Board

Tan San-Ju
Company Secretary
20 October 2005


Member
Gold Peak Group

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	20-Oct-2005 17:31:51
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 20-10-2005

2. Name of Substantial Shareholder * — GP Industries Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 20-10-2005

2. The change in the percentage level — From 66.770 % To 67.873 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Receipt of scrip dividend in lieu of cash in respect of CIH Limited final dividend of 4.00 Singapore cents per share for its 15-month financial period ended 31 March 2005 at an issue price of S$2.42 per share.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of receipt of scrip dividend of 1,426,511 shares on 20 October 2005 at an issue price of S$2.42 per share.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	86,303,915	0
As a percentage of issued share capital	66.770 %	0 %
No. of shares held after the change	87,730,426	0
As a percentage of issued share capital	67.873 %	0 %

Footnotes — The percentage of issued share capital before and after the change is based on 129,256,327 shares as at 20 October 2005.

Attachments: — Total size = **0**
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Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	20-Oct-2005 17:34:19
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 20-10-2005

2. Name of Substantial Shareholder * — Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 20-10-2005

2. The change in the percentage level — From 66.770 % To 67.873 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Receipt of scrip dividend in lieu of cash in respect of CIH Limited final dividend of 4.00 Singapore cents per share for its 15-month financial period ended 31 March 2005 at an issue price of S$2.42 per share.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of receipt of scrip dividend of 1,426,511 shares on 20 October 2005 at an issue price of S$2.42 per share.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	86,303,915
As a percentage of issued share capital	0 %	66.770 %
No. of shares held after the change	0	87,730,426
As a percentage of issued share capital	0 %	67.873 %

Footnotes

1. The percentage of issued share capital before and after the change is based on 129,256,327 shares as at 20 October 2005.

2. Shares held before and after the change are in the name of GP Industries Limited.

Attachments:

Total size = **0**
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GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

24 October 2005

HSBC Trustee (Singapore) Limited
21 Collyer Quay #18-00
HSBC Building
Singapore 049320

Attn: Ms Lim Wan Peng
Executive Director, Client Services

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Mr James Kho

Dear Sirs,

GP Industries Limited
SGD200,000,000 Medium Term Note Programme (the "Programme")
Quarterly Report for the period ended 30 September 2005

Pursuant to the Trust Deed dated 11 April 2001 (the "Trust Deed"), GP Industries Limited, the Issuer, hereby confirms that for the quarterly period ended 30 September 2005:

(a) the limitation on the amount that the Issuer may borrow as provided in the Trust Deed have not been exceeded;

(b) the Issuer have observed and performed all the covenants and obligations binding on it by or pursuant to the Trust Deed or the Notes issued pursuant to the Programme (the "Notes");

(c) no event has happened which has caused or could cause the Notes to become due and repayable;

(d) no material trading or capital loss has been sustained by the Issuer;

(e) no circumstances materially affecting the Group (as defined in the Trust Deed) have occurred which adversely affect the Notes;

(f) no contingent liabilities have been incurred by the Issuer and no contingent liability has matured or is likely to mature within the succeeding 12 months which will materially affect the Issuer in its ability to repay the Notes;

(g) there has been no change in any accounting method or methods of valuation of assets or liabilities of the Issuer;

(h) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer misleading or inappropriate;

(i) no substantial change has taken place in the nature of the business of the Issuer since the first issue of the Notes; and

(j) (aa) During the three months ended 30 September 2005, the Issuer has not deposited money with or lent money to or assumed any liability of a corporation which pursuant to Section 6 of the Companies Act is deemed to be related to the Issuer (the "related corporations").

(bb) As at 30 September 2005, the total amounts owing by the related corporations to the Issuer in respect of the money deposited or loaned is S$24,210,000 equivalent (unsecured), being loans to the Subsidiaries (as defined in the Trust Deed) of the Issuer.

Yours faithfully,

For and on behalf of
GP Industries Limited

Leung Pak Chuen
Director

Wong Wai Kan
Director


Member
Gold Peak Group

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

PRESS RELEASE

For enquiries, please contact:
Shirley Tong
DDI: 6395 0855
E-mail: sytong@gp-industries.com

GP Industries Signs a S$75 Million Syndicated Term Loan Facility

SINGAPORE, 14 November 2005. Mainboard-listed GP Industries Limited ("GP Industries") announced that it has today signed a three-year term loan facility agreement in Singapore with a syndicate of 9 banks to raise S$75 million. The proceeds will be used by GP Industries to re-finance its existing bank borrowings and for its general working capital purposes.

Speaking at the signing ceremony today, Leung Pak Chuen, Executive Vice Chairman of GP Industries said, "We are very pleased to receive such favourable response from the banking community. The original subscription was for S$72 million. However, due to good response, the loan amount was raised to S$75 million. This shows the confidence in and strong support for GP Industries."

The Hongkong and Shanghai Banking Corporation Limited and the Oversea-Chinese Banking Corporation Limited are the Joint Lead Arrangers of the facility while the Bank of Taiwan, Singapore Branch and The Bangkok Bank Public Company Limited, Singapore Branch are the Co-Arrangers.

Lead Managers are Malayan Banking Berhad; Bumiputra-Commerce Bank Berhad, Singapore Branch; Chiao Tung Bank Co., Ltd., Singapore Branch; First Commercial Bank, Singapore Branch and the United Overseas Bank Limited.

The Oversea-Chinese Banking Corporation Limited also acts as the Facility Agent.

ends

Member
Gold Peak Group

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION
Acquisition of CIHL Shares by GP Industries

Financial adviser to Gold Peak Industries (Holdings) Limited



PLATINUM
Securities

On 25 October 2005, the Board announced that, GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 3,191,000 CIHL Shares from the open market from 14 March 2005 to 17 March 2005 which were settled in cash from internal resources. The shares of CIHL were acquired at an average daily price ranging from approximately S$2.706 to approximately S$2.737 per CIHL Share respectively, excluding brokerage and other transaction costs, during the respective four trading days. The aggregate consideration for the share purchases in March 2005 amounted to approximately HK$40.2 million, including brokerage and other transaction costs.

Furthermore, GP Industries had been allotted 1,426,511 CIHL Shares on 20 October 2005 as the result of the receipt of scrip dividend of 1,426,511 CIHL Shares at an issue price of S$2.42 per CIHL Share, in lieu of cash, in respect of CIHL's final dividend of 4.00 Singapore cents per CIHL Share for its 15-month financial period ended 31 March 2005. The value of the scrip dividend amounted to approximately HK$15.9 million.

Prior to the Acquisition, CIHL was an approximately 65.1% owned subsidiary of GP Industries which in turn is an approximately 87.1% owned subsidiary of the Company. As a result, CIHL was effectively an approximately 56.7% owned subsidiary of the Company. Upon Completion, the shareholding of GP Industries in CIHL has increased to approximately 67.9% and CIHL is effectively approximately 59.1% owned by the Company.

As the Acquisition exceeds 5.0% of the applicable threshold tests under the Listing Rules, it constitutes a discloseable transaction for the Company under the Listing Rules.

A circular containing, among other things, further details of the Acquisition, will be despatched to the Shareholders as soon as practicable.

THE ACQUISITION
GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 3,191,000 CIHL Shares from the open market from 14 March 2005 to 17 March 2005 which were settled in cash from internal resources. Furthermore, GP Industries had been allotted 1,426,511 CIHL Shares on 20 October 2005 as the result of the receipt of scrip dividend, in lieu of cash, in respect of CIHL's final dividend of 4.00 Singapore cents per share for its 15-month financial period ended 31 March 2005.

CIHL SCRIP DIVIDEND SCHEME
On 25 May 2005, the directors of CIHL announced the application of the Scheme in Singapore. Under the Scheme, eligible shareholders of CIHL can elect whether to receive the 2004/05 Final Dividend in cash or to participate in the Scheme.

CIHL further announced on 13 September 2005 in Singapore that the issue price of the fully paid new ordinary shares of S$0.30 each in the capital of CIHL to be issued to eligible shareholders of CIHL who have elected to participate in the Scheme, in lieu of the cash amount of the 2004/05 Final Dividend, was S$2.42 for each new CIHL Share. GP Industries had elected to participate in the Scheme, in lieu of the cash amount of the final dividend on its shareholding in CIHL.

ASSETS BEING ACQUIRED
After the Acquisition, an aggregate of 4,617,511 CIHL Shares, representing approximately 3.57% of the entire enlarged issued share capital of CIHL was acquired by GP Industries.

CONSIDERATION
GP Industries acquired an aggregate of 3,191,000 CIHL Shares from the open market from 14 March 2005 to 17 March 2005 which were settled in cash from internal resources. The shares of CIHL were acquired at an average daily price ranging from approximately S$2.706 to approximately S$2.737 per CIHL Share respectively, excluding brokerage and other transaction costs, during the respective four trading days. The aggregate consideration for the share purchases in March 2005 amounted to approximately HK$40.2 million, including brokerage and other transaction costs.

The issue price under the Scheme determined by CIHL represents the equivalent (as determined by the directors of CIHL) of 90% of the average of the last dealt prices of a CIHL Share on the Singapore Stock Exchange for each of the three market days prior to the announcement of the application of the Scheme to the 2004/05 Final Dividend on 25 May 2005. The value of the scrip dividend amounted to approximately HK$15.9 million. The scrip dividend was delivered to GP Industries on 20 October 2005.

Therefore, the total consideration for the Acquisition is approximately HK$56.1 million, including brokerage and other transaction costs.

COMPLETION
The Acquisition was completed on 20 October 2005. Before the Acquisition, CIHL was an approximately 65.1% owned subsidiary of GP Industries which in turn is an approximately 87.1% owned subsidiary of the Company. As a result, CIHL was effectively an approximately 56.7% owned subsidiary of the Company. Upon Completion, the shareholding of GP Industries in CIHL has increased to approximately 67.9% and CIHL is effectively approximately 59.1% owned by the Company. CIHL will continue to be a subsidiary of GP Industries upon Completion.

As the Acquisition exceeds 5.0% of the applicable threshold tests under the Listing Rules, it constitutes a discloseable transaction for the Company under the Listing Rules.

CORPORATE STRUCTURE OF THE GROUP BEFORE AND AFTER THE ACQUISITION

Before the Acquisition	After the Acquisition
Company	Company
87.1%	87.1%
GP Industries	GP Industries
65.1%	67.9%
CIHL	CIHL

INFORMATION ON THE COMPANY
The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronic and acoustics products, wire harness, cables, electrical installation products and LED display screens. After the Acquisition, CIHL is an approximately 67.9% owned subsidiary of GP Industries.

INFORMATION ON GP INDUSTRIES AND CIHL
GP INDUSTRIES
GP Industries is a Singapore listed manufacturing and marketing group comprising three major businesses, namely electronics, electrical installation products and batteries. It is an approximately 87.1% owned subsidiary of the Company and the main industrial investment vehicle of the Company. Upon Completion, GP Industries holds approximately 67.9% interest in CIHL.

CIHL
CIHL is a non wholly-owned subsidiary of GP Industries and is principally engaged in the development, manufacture and marketing of electrical installation products in Asia. It has been listed on the Singapore Stock Exchange since 1992.

SUMMARY OF FINANCIAL RESULTS OF CIHL
A summary of the financial results of CIHL for the financial year ended 31 December 2003 and for the 15 months ended 31 March 2005 are as follows:

	For the financial year ended 31 December 2003		For the 15 months ended 31 March 2005	
	Audited (Re-stated)	Audited (Re-stated)	Audited	Audited
	HK$'000 equivalent	*S$'000*	*HK$'000 equivalent*	*S$'000*
Turnover	870,660	189,274	722,177	156,995
Profit before tax and minority interests	553,444	120,314	15,930	3,463
Profit after tax and minority interests	486,961	105,861	3,924	853

The audited consolidated net assets of CIHL as at 31 March 2005 amounted to approximately S$360.8 million (or approximately HK$1,659.7 million).

REASONS FOR AND BENEFITS OF THE ACQUISITION
As the CIHL Shares has been traded at a discount to the NAV per CIHL Share of approximately S$2.814 of up to approximately 18.3% since 25 January 2005, the Board considered that it was a good opportunity for GP Industries to purchase additional CIHL Shares from the market and increase the GP Industries' equity shareholding in CIHL in March 2005.

Furthermore, the Board also considered that it was reasonable for GP Industries to participate in the Scheme in order to maintain its equity interest in CIHL upon the payment of the 2004/05 Final Dividend.

In light of the above, the Board believes that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the Shareholders as a whole.

GENERAL
A circular containing, among other things, further details of the Acquisition, will be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Bui as Independent Non-Executive Directors.

DEFINITIONS

"2004/05 Final Dividend"	the final dividend of CIHL of 4.00 Singapore cents per CIHL Share in respect of the 15-month financial period ended 31 March 2005
"Acquisition"	the Acquisition consists of two portions: (1) the acquisition of an aggregate of 3,191,000 CIHL Shares from the open market during the period from 14 to 17 March 2005; and (2) the dividend of 1,426,511 CIHL Shares allotted to GP Industries under the Scheme on 20 October 2005
"Board"	the board of Directors
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and a non wholly-owned subsidiary of GP Industries
"CIHL Share(s)"	share(s) of S$0.30 each in the share capital of CIHL
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Completion"	the completion of the Acquisition on 20 October 2005
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liabilities, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.1% owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"NAV"	the consolidated net asset value of CIHL as at 31 December 2004 based on the unaudited quarterly financial statements of CIHL for the 12-month financial period ended 31 December 2004
"Scheme"	the scrip dividend scheme of CIHL in relation to the final dividend of 4.00 Singapore cents per share in respect of the 15-month financial period ended 31 March 2005, pursuant to which fully paid new ordinary shares of S$0.30 each in the capital of CIHL is issued to eligible shareholders of CIHL who have elected to participate in the Scheme at the issue price of S$2.42 per share, in lieu of the cash amount of 2004/05 Final Dividend
"Shareholder(s)"	holder(s) of ordinary shares of HK$0.50 each of the Company
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent

In this announcement, unless otherwise stated, certain amounts denominated in Singapore dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of S$1.00 = HK$4.60. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 25 October 2005

www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

2005/2006 Unaudited Interim Results Announcement
(For the six months ended September 30, 2005)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2005. These results have been reviewed by the Company's audit committee.



HIGHLIGHTS

- Turnover for all divisions increased by 4.5% to HK$3,814 million
- Consolidated turnover dropped marginally by 0.2% to HK$1,077 million
- Profit attributable to shareholders was HK$42.8 million, down 21.3%
- Earnings per share decreased from 10.0 Hong Kong cents to 7.8 Hong Kong cents, down 22%
- Interim dividend per share 3.0 Hong Kong cents (2004/05: 4.0 Hong Kong cents)

BUSINESS REVIEW

GP Industries – 87.1% owned by Gold Peak

Sales for the period under review increased marginally over the same period last year. The increase was the net result of a 4% decrease in sales from the Electronics Division and an 18% increase in sales from CIH Limited. CIHL became a subsidiary in May 2004 and only five months of CIHL's sales were consolidated in the first half last year. Profit attributable to shareholders decreased by 62%, as compared to that of last year, mainly due to high material prices and increased interest rates.

1. **Electronics Division**
   - The Division reported a 4% and a 37% decrease in sales and operating profit for the first half this year when compared to those of the same period last year.
   - Sales from the electronics and components business increased by 2% over the corresponding period last year. Affected by the high component prices and appreciating Renminbi, profit from subsidiaries decreased by 10%. The divestment of the 41.6% owned automotive electronics manufacturing associate in December 2004 as well as the high raw material prices led to lower contributions from associates. As a result, profit contribution from the electronics and components business dropped by 28%.
   - Sales from the wire harness subsidiaries decreased by 8% while profit contribution remained steady when compared to the first half of last financial year. Sales of wire harness to the US market increased significantly. However, performance of the wire harness associates in China decreased substantially as a result of keen price competition and inventory adjustments by some Chinese automakers. The cable business reported a 19% sales growth but profit contribution dropped by 16% due to very high raw material prices. Overall, profit contribution from the harness and cable business decreased by 16%.
   - Total sales from the loudspeaker business decreased by 4% mainly due to a weaker market in Europe. However, sales to the US and Asian markets increased by more than 20%.
2. **CIH Limited ("CIHL") – 67.9% owned by GP Industries**
   - CIHL registered a turnover of S$68.2 million, which was about the same as that of last year while loss attributable to shareholders decreased by 16.5%.
   - The 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL") continued to face keen competition in China. In Hong Kong, despite the higher prime lending rate which has slowed down property market, there was a continuing demand for electrical accessories products from the development and renovation of hotels, service apartments and the retrofit market. The Middle East, Indonesian and Thailand markets continued to perform well with sales growth.
   - Sales of light fittings in China were volatile due to its project-based nature. CIHL is positioning GP Lighting as the professional lighting solution and manufacturer/provider of environmentally friendly lighting products. New sales offices have been set up in Ningbo, Nanjing and Qingdao to further strengthen its presence in the market.
3. **GP Batteries International Ltd – 49.1% owned by GP Industries**
   - GP Batteries' turnover grew by 3.1% but consolidated profit before exceptional items decreased by 50.2%. An exceptional loss of S$5.8 million was recorded during the period under review in relation to the closing down and relocation of production facilities in order to reduce costs. However, profit before exceptional items for the quarter ended September 30, 2005 exceeded that of the quarter ended June 30, 2005 by about 26%.
   - Sales increased mainly due to the continued increase in sales of nickel metal hydride (NiMH) rechargeable batteries and alkaline primary cylindrical batteries. Gross profit margin for alkaline primary cylindrical batteries suffered due to high zinc prices and the strengthening of Renminbi while the gross profit margin for NiMH rechargeable batteries improved as the price of nickel stabilised during the quarter ended September 30, 2005.
   - Relocation of the Danish alkaline 9-volt plant to Malaysia, and the shifting of the NiMH rechargeable batteries operations in Malaysia to China have been completed. Relocation of part of the Lithium Ion batteries production facilities from Taiwan and Hong Kong to China is progressing slowly due to the required approvals by relevant authorities.

Technology & Strategic Division

- In August 2005, the Group's non-wholly owned subsidiary, Lighthouse Technologies Limited ("Lighthouse"), issued new shares to acquire 49% interest of a LED screen manufacturer for vertical integration. Subsequently, Lighthouse has become an associate of the Group with the Company's and CIHL's shareholdings being diluted to 30.5% and 19.3% respectively. Since then, the Group has deconsolidated Lighthouse and only equity accounted for its results.
- During the period, though competition remained keen, the market for LED superscreens continued to show signs of improvement. Coupled with its continuous efforts in streamlining operations and developing new products, Lighthouse's performance improved significantly and recorded an over 15% increase in sales during the period. This sales growth enabled Lighthouse to strengthen its leading position in the worldwide audio-visual market.

FINANCIAL REVIEW

During the period, the Group's consolidated net bank borrowings decreased by HK$127 million to HK$2,131 million. As at September 30, 2005, the aggregate of the Group's shareholders' funds and minority interests was HK$1,955 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.09 (March 31, 2005: 1.07). The gearing ratios of the Company, GP Industries, CIHL and GP Batteries were 0.97 (March 31, 2005: 0.94), 0.50 (March 31, 2005: 0.48), 0.03 (March 31, 2005: 0.02) and 0.95 (March 31, 2005: 0.94) respectively.

At September 30, 2005, 48% (March 31, 2005: 54%) of the Group's bank borrowings was revolving or repayable within one year whereas 52% (March 31, 2005: 46%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 12%, 34% and 52% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts and currency swaps, borrowings in local currencies and local sourcing have been arranged to minimise foreign exchange risk.

PROSPECTS

Demand for most of the Group's and its major associates' products remains steady. However, business is expected to continue facing highly competitive market conditions. High material prices, rising interest rates as well as the strong Renminbi will continue to affect most of the manufacturers.

The Group will continue implementing measures to improve the competitiveness of its businesses. It will continue rationalising its manufacturing facilities, investing in product development and looking for acquisition opportunities to expand its product ranges and earnings base as well as studying ways to streamline its corporate structure to improve overall efficiency.

Demand for the Group's electronic products remains solid. The keen price competition and adjustments in the Chinese automotive market will continue to affect profit contribution from the wire harness associates. Recent appreciation of the Renminbi also increases the operating costs in China. CIHL's major markets in the short term remain competitive. CAHL will continue to focus on productivity and efficiency improvements to counter the rising raw material prices. The recent easing of nickel price will have positive impact on the battery business. In view of the current high oil price, there is a renewed interest in electric transportation. GP Batteries is now looking for opportunities to commercialise EV (electric vehicle) battery project.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended September 30, 2005 (Unaudited) HK$'000	2004 (Unaudited) (Restated) HK$'000
Turnover	4	1,077,293	1,079,670
Cost of sales		(855,221)	(864,719)
Gross profit		222,072	214,951
Other income		101,748	61,249
Distribution costs		(105,068)	(93,775)
Administrative expenses		(147,974)	(149,166)
Other operating expenses	5	-	(1,112)
Profit from operations	6	70,778	32,147
Net investment gain	7	187	873
Finance costs		(55,658)	(37,075)
Share of results of associates		53,855	92,140
Share of results of jointly controlled entities		(17,749)	(4,195)
Gain (loss) on deemed disposal/partial disposal of subsidiaries		6,063	(3,290)
Loss on deemed partial disposal of an associate		(41)	-
Amortisation of goodwill on acquisition of associates		-	(2,114)
Realisation of negative goodwill on acquisition of associates		-	518
Profit before taxation		57,435	79,004
Taxation	8	(14,803)	(12,759)
Profit after taxation		42,632	66,245
Attributable to:			
Equity shareholders of the Company		42,820	54,400
Minority interests		(188)	11,845
		42,632	66,245
Interim dividend		16,479	21,785
Earnings per share	9		
Basic		7.8 cents	10.0 cents
Diluted		7.7 cents	8.8 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	September 30, 2005 (Unaudited) HK$'000	March 31, 2005 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		103,830	104,130
Property, plant and equipment	10	399,075	418,598
Interests in associates		1,330,459	1,218,312
Interests in jointly controlled entities		304,839	322,501
Unlisted equity investment		269,377	275,298
Trademarks		50,193	52,284
Investments in securities		-	149,538
Available-for-sale investments		87,228	-
Advances to trade associates		113,998	113,998
Long-term receivables		619,206	647,900
Deferred expenditure		8,157	30,915
Goodwill		39,495	77,038
Deferred taxation assets		15,208	15,889
		3,341,065	3,426,401
Current assets			
Inventories		294,635	387,524
Debtors, bills receivable and prepayments	11	1,024,889	1,105,361
Investments in securities		-	233,901
Available-for-sale investments		154,746	-
Dividends receivable		22,134	17,057
Taxation recoverable		2,501	2,852
Bank balances, deposits and cash		490,243	348,827
		1,989,148	2,095,522
Current liabilities			
Creditors and accrued charges	12	727,350	764,069
Obligations under finance leases		4,032	4,823
Taxation payable		16,024	19,446
Bank loans, overdrafts and import loans		1,248,794	1,392,649
Derivative financial instruments		528	-
		1,996,728	2,180,987
Net current liabilities		(7,580)	(85,465)
Total assets less current liabilities		3,333,485	3,340,936
Non-current liabilities			
Borrowings		1,368,348	1,209,600
Deferred taxation liabilities		8,941	12,348
Derivative financial instruments		939	-
		1,378,228	1,221,948
		1,955,257	2,118,988
CAPITAL AND RESERVES			
Share capital		274,643	272,630
Reserves		907,858	1,001,393
Equity attributable to shareholders of the Company		1,182,501	1,274,023
Minority interests		772,756	844,965
		1,955,257	2,118,988

9. **Earnings per share**

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2005	2004 (Restated)
	HK$'000	*HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	42,820	54,400
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(185)	(1,705)
Adjustment resulting from the assumed conversion of the convertible note	-	(4,529)
Earnings for the purpose of diluted earnings per share	42,635	48,166
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	548,640	543,414
Effect of dilutive potential shares on share options	1,311	7,462
Weighted average number of shares for the purpose of diluted earnings per share	549,951	550,876

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2, is as follows:

	Basic *HK cents*	Diluted *HK cents*
Earnings per share, previously stated	10.2	9.0
Adjustments arising from the adoption of HKFRS 2	(0.2)	(0.2)
Adjustments arising from the adoption of HKAS 21	-	-
Earnings per share, as restated	10.0	8.8

The computation of diluted earnings per share for the period ended September 30, 2004 assumes the conversion of the convertible note into the shares of GP Industries Limited.

10. **Property, plant and equipment**

During the period, the Group spent approximately HK$43,339,000 (six months ended September 30, 2004: HK$52,695,000) on property, plant and equipment to expand its business.

11. **Debtors, bills receivable and prepayments**

The Group allows its trade customers with credit period normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
0-60 Days	511,321	620,015
61-90 Days	31,539	26,006
>90 Days	482,029	459,340
	1,024,889	1,105,361

12. **Creditors and accrued charges**

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
0-60 Days	430,623	430,742
61-90 Days	53,863	54,141
>90 Days	242,864	279,186
	727,350	764,069

13. **Contingencies and commitments**

(a) Contingent liabilities

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Guarantees given to banks in respect of banking facilities utilised by associates	149,621	33,047

(b) Capital commitment

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	2,111	9,014

At September 30, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$640,000 (March 31, 2005: HK$3,120,000).

(c) Other commitment

Under the terms of the revised Joint Venture Agreement ("JVA") dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

14. ***Related party transactions***

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30, 2005 *HK$'000*	2004 *HK$'000*
Sales to associates and jointly controlled entities	31,629	44,685
Purchases from associates	41,771	83,883
Interest income received from associates	-	62
Management fee income received from associates	5,605	5,605
Rental income from associates	3,921	4,050

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Trade receivables from associates and jointly controlled entities	*58,155*	60,791
Trade payables due to associates and jointly controlled entities	9,734	26,977

SUMMARY OF RESULTS

For the six months ended September 30, 2005, the Group's turnover amounted to HK$1,077 million, a decrease of 0.2% as compared with HK$1,080 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$42.8 million, a decrease of 21.3% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 7.8 cents as compared with 10.0 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 3.0 cents (2004: 4.0 cents) per share. This amounts to a total dividend payment of approximately HK$16,479,000 (2004: HK$21,785,000) based on the total number of shares in issue as at November 17, 2005, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on December 23, 2005 to registered shareholders of the Company on December 16, 2005.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from December 13, 2005 to December 16, 2005, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars *Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on December 12, 2005.*

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2005, the Group's major business divisions employed over 19,000 people worldwide (March 31, 2005: 20,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations. In addition to basic salary, discretionary bonuses are also granted to eligible employees based on the Group's and individual's performance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the period, except for the following deviations:

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor Lo Chung Wing is the Chairman & Chief Executive of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses have been separately listed and each run by a different board of directors.

Code Provision A.4.1 *stipulates that non-executive directors should be appointed for a specific term, subject to re-election.* The Company's non-executive directors were not appointed for a specific term but is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Article of Association.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its code of conduct regarding the directors' securities transactions. Having made specific enquiring of all Directors, the Company confirmed that all Directors have complied with the required standard set out in Appendix 10 of the Listing Rules throughout the period.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The unaudited interim financial statements for the six months ended September 30, 2005 have been reviewed by the Company's audit committee.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. *Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei* Biu as Independent Non-Executive Directors.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, November 18, 2005
www.goldpeak.com

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Announcement of
2005/2006 Interim Results of GP Industries Limited and CIH Limited
(For the six months ended September 30, 2005)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited and CIH Limited for the six months ended September 30, 2005. GP Industries' turnover increased by 0.8% to S$266.2 million and its net profits decreased by 62.6% to S$9.1 million for the six months ended September 30, 2005. CIHL's turnover decreased by 0.3% to S$68.2 million and it recorded a loss of S$3.6 million for the six months ended September 30, 2005.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") and CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for six months ended September 30, 2005. Both GP Industries and CIHL are subsidiaries of the Company and are listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005

	2005/06		2004/05 (Restated)	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	266,178	1,240,389	263,961	1,212,214
Cost of sales	(206,963)	(964,447)	(204,347)	(938,443)
Gross profit	59,215	275,942	59,614	273,771
Other operating income	11,338	52,835	11,812	54,245
Distribution costs	(30,024)	(139,912)	(28,318)	(130,048)
Administrative expenses	(33,846)	(157,722)	(29,835)	(137,014)
Exchange gain (loss)	1,381	6,435	(166)	(762)
Other operating expenses	(1,413)	(6,584)	(1,086)	(4,987)
Profit from operations	6,651	30,994	12,021	55,205
Finance costs	(6,350)	(29,591)	(4,732)	(21,731)
Share of results of associates	13,330	62,118	24,127	110,801
Exceptional items	(33)	(154)	-	-
Profit before taxation	13,598	63,367	31,416	144,275
Taxation	(5,152)	(24,009)	(6,746)	(30,980)
Profit for the period	8,446	39,358	24,670	113,295
Attributable to:				
Equity holders of GP Industries	9,054	42,191	24,235	111,297
Minority interests	(606)	(2,833)	435	1,998
	8,446	39,358	24,670	113,295
	S cents	HK cents	S cents	HK cents
Earnings per share	1.97	9.18	5.30	24.34
Dividend per share Interim	1.20	5.59	2.50	11.48

Note: The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at average exchange rates for the respective periods.

REVIEW OF RESULTS

Sales for six months ended September 30 ("H1") this year increased by 1%, over H1 last year to S$266.2 million. The sales increase was the net result of an S$8.1 million decrease in sales from the Electronics Division and a S$10.3 million increase in sales from CIHL. CIHL became a subsidiary in May 2004 and only five months of CIHL's sales were consolidated in H1 last year. Profit attributable to shareholders decreased from S$24.2 million reported in H1 last year to S$9.1 million this year.

Basic earnings per share for the financial period, based on the weighted average number of 459,057,585 shares in issue (2004: 456,920,177 shares), decreased from 5.30 Singapore cents in H1 last year to 1.97 Singapore cents for H1 this year.

BUSINESS REVIEW

Electronics Division:

The Electronics Division reported a 2% increase in sales for second quarter ended September 30 ("Q2") and a 4% decrease in sales for H1 when compared with the respective periods last year.

Sales from the electronics and components business increased by 2% in Q2 and H1 over the respective periods last year. Affected by high component prices and the appreciating Chinese Renminbi, profit from subsidiaries before interest and taxation decreased in H1 by 10% when compared with H1 last year. High raw material prices continued to affect the performance of components manufacturing associates and led to a 35% reduction in profit contribution in H1. The divestment of 41.56% owned automotive electronics manufacturing associate, Jiangsu Toppower Automobile Electronics Co., Ltd., in December 2004 also led to lower contribution from associates. Profit contribution from the electronics and components business in H1 was 28% lower than the same period last year.

Sales from the wire harness business increased by 3% in Q2 but decreased by 8% in H1 when compared to the corresponding periods last year. Profit contribution from subsidiaries in H1 remained steady when compared with the same period last year. Sales to the U.S. market increased by more than 70% over H1 last year while profit contribution from GP Industries Group's wire harness associates in China decreased substantially as a result of keen price competition and inventory adjustments by some Chinese automakers. GP Industries Group's 44.75% owned cable associate LTK reported a 19% sales growth during H1 but profit contribution decreased by 16% due to very high raw material prices. Profit contribution from the harness and cable business decreased by about 16% when compared to H1 last year.

Total sales from the loudspeaker business for H1 was 4% below H1 last year mainly due to weaker market in Europe. However, sales to the U.S. and Asia markets increased by more than 20% in H1 over those of H1 last year.

CIHL (67.55% owned at September 30, 2005):

In Q2, CIHL Group registered a turnover of S$34.9 million, which is about the same as Q2 last year. This mainly reflected the sales performance of the joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"). CIHL Group recorded an operating loss of S$1.1 million before exceptional items and share of results of associates mainly due to rising raw material costs and an exchange loss incurred for the quarter.

During H1 ended September 30, 2005, CIHL Group registered a turnover of S$68.2 million, which is also about the same as H1 last year.

CAHL continued to face keen competition in China. In Hong Kong, despite increases in the prime lending rate which has slowed down property transactions, there was a continuing demand of electrical accessories products from the development and renovation of hotels, service apartments and from the retrofit market. In Singapore, competition remained stiff. The Malaysian market has weakened due to fewer publicly funded infrastructural development and commercial projects. The Middle East market continued to perform well with impressive sales growth and increased market share. The Indonesian and Thailand markets also recorded satisfactory sales growth.

The sales of light fittings in China were volatile due to its project based nature. CIHL Group is positioning GP Lighting as the professional lighting solution manufacturer/provider of environmental friendly green lighting products. New sales offices have been set up in Zhejiang, Nanjing and Qingdao to further strengthen its presence in the market.

GP Batteries International Limited ("GP Batteries") (49.07% owned at September 30, 2005):

Turnover for Q2 ended September 30, 2005 was S$236.8 million, an increase of 7% over Q2 last year. The consolidated profit before exceptional items decreased from S$12.0 million to S$7.4 million. GP Batteries recorded an exceptional loss of S$3.5 million for the current quarter. The profit after tax attributable to the equity holders of GP Batteries for Q2 was S$3.9 million, against a profit of S$7.2 million for Q2 last year.

The profit before exceptional items for Q2 exceeded that of the quarter ended June 30 ("Q1"), 2005 by over S$1.5 million or 26%.

For H1 ended September 30, 2005, GP Batteries' turnover was S$453.9 million, an increase of 3% over H1 last year. The consolidated profit before exceptional items decreased from S$26.5 million to S$13.2 million. GP Batteries recorded an exceptional loss of S$5.8 million for H1 this year. The profit after tax attributable to the equity holders of GP Batteries was S$7.6 million, against a profit of S$19.7 million for H1 last year.

Turnover increased mainly due to the continued increase in the sales of nickel metal hydride rechargeable batteries and alkaline primary cylindrical batteries. Gross profit margin for alkaline primary cylindrical batteries was affected by high zinc prices and the strengthening of Renminbi while the gross profit margin for nickel metal hydride rechargeable batteries improved marginally in Q2 this year compared to Q1 this year as the price of nickel stabilised in Q2.

Cost-cutting measures resulted in the increase in profit before exceptional items for Q2 this year compared to Q1 this year. However, GP Batteries incurred exceptional expenses in relation to the relocation and rationalization of its manufacturing operations.

There have been no further developments in the cadmium exposure cases now pending in the courts of China. The court rulings so far have been favourable to GP Batteries.

PROSPECTS

Volatile material prices will continue to affect some of GP Industries Group's businesses. Demand for GP Industries Group's electronic products remains solid and recent easing of nickel price will have positive contribution to GP Batteries' business later on.

Keen price competition and adjustments in the Chinese automotive market after China's WTO accession will continue to affect profit contribution from GP Industries Group's wire harness associates. A strong U.S. dollar will affect the profitability of wire harness exports to Japan and the acoustics business in Europe. Recent appreciation of the Renminbi will increase our operating costs in China and raising interest rates will increase GP Industries Group's borrowing costs.

To mitigate the impact of the challenging business environment, GP Industries Group is focusing on developing new products, streamlining its operations and strengthening its sale and distribution in order to best prepare GP Industries Group for the business environment when component prices become more normalized later on.

CIHL
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005

	2005/06		2004/05 (Restated)	
	S$'000	*HK$'000 (Note 1)*	*S$'000*	*HK$'000 (Note 1)*
Turnover	68,236	317,980	68,430	314,258
Cost of sales	(48,083)	(224,067)	(46,301)	(212,633)
Gross profit	20,153	93,913	22,129	101,625
Other operating income	6,959	32,429	8,347	38,333
Distribution costs	(13,641)	(63,567)	(14,277)	(65,566)
Administrative expenses	(13,702)	(63,851)	(12,305)	(56,509)
Exchange gain (loss)	1,114	5,191	(3,405)	(15,637)
Other operating expenses	(816)	(3,803)	(697)	(3,201)
Profit (loss) from operations	67	312	(208)	(955)
Finance costs	(1,599)	(7,451)	(2,258)	(10,370)
Share of results of associates	(54)	(252)	(818)	(3,757)
Exceptional items	(33)	(154)	-	-
Loss before taxation	(1,619)	(7,545)	(3,284)	(15,082)
Taxation	(1,156)	(5,387)	(593)	(2,723)
Loss for the period	(2,775)	(12,932)	(3,877)	(17,805)
Attributable to:				
Equity holders of CIHL	(3,583)	(16,697)	(4,292)	(19,711)
Minority interests	808	3,765	415	1,906
	(2,775)	(12,932)	(3,877)	(17,805)
	S cents	HK cents	S cents	HK cents
Loss per share	(2.81)	(13.09)	(3.46)	(15.89)
Dividend per share Interim *(Note 2)*	4.00	18.64	-	-

Note:

1. The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.
2. The previous financial period comprised 15 months commencing from January 1, 2004, and an interim dividend of 4.00 Singapore cents was declared for the period ended June 30, 2004.

BUSINESS REVIEW

During the quarter ended September 30, 2005, CIHL Group registered a turnover of S$34.9 million, on par with the same period last year. This mainly reflected the sales performance of the joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL").

CIHL Group recorded an operating loss of S$1.1 million before exceptional items and share of results of associated companies versus S$0.07 million profit from the corresponding quarter last year. This was mainly due to rising cost of raw materials and net exchange loss incurred for the quarter.

In China, CAHL continued to face keen competition. As a result, both its sales and manufacturing operations have been restructured to better match the volume of its business. In Hong Kong, despite the increase in the prime lending rate which has slowed down the property transactions, there was a continuing demand for electrical accessories products from the development and renovation of hotels, service apartments and the retrofit market.

In Singapore, the construction industry continued to contract and competition remained stiff. The Malaysian market has weakened due to fewer publicly funded infrastructural development and commercial projects. Construction activities mainly came from residential market. During the quarter, the Philippines sales and marketing operation has been merged with those of Schneider to enhance sales and operating efficiencies.

The Middle East market continued to perform well with impressive sales growth and increased market share. The Indonesian and Thailand markets also recorded satisfactory sales growth.

The sales of light fittings in China were volatile due to its project based nature. New products introduced this quarter include T5 and T8 range of energy saving light fitting products. We are positioning GP Lighting as the professional lighting solution manufacturer/provider of environmentally friendly green lighting products. New sales offices have been set up in Zhejiang, Nanjing and Qingdao to further strengthen its presence in the market.

During the financial period, CIHL Group recorded an interest income of S$1.2 million on the balances receivable from the divestment of 21% equity interest in Gerard Corporation Pty Ltd. This interest income was subjected to a relatively higher corporate tax rate of 30% in Australia. In addition, CIHL was charged withholding tax of S$220,000 for dividend declared by an Australian subsidiary. Consequently, the taxation charge and effective tax rate for the quarter reported on were relatively higher.

PROSPECTS

CIHL Group does not expect any significant change to the competitive situation in its major markets in the short term. In China, the restructuring process will allow both the sales and manufacturing operations to be more focused, reactive and competitive to better serve the market and bring the business towards recovery and growth. In Hong Kong, the steady economic and tourism growth will continue to stimulate developments for hotels, service apartments and residential buildings.

Interest in residential properties is gaining pace in Singapore following the government's relaxation of real estate policy to allow a higher loan quantum of up to 90% of the property price. The government's plans to make Singapore a more vibrant global city, including the Orchard Road tourist belt area and the intended construction of two integrated resorts in Marina Bay and Sentosa, are expected to boost the property sector. The trading environment in Malaysia will continue to be competitive for an extended period of time due to the limited number of new projects in the pipe line.

The Middle East marketing and manufacturing operations will continue to benefit from the strong building and development activities in the United Arab Emirates. Despite the high oil prices, the outlook for the Indonesian and Thailand markets will continue to be positive with political stability and economic growth resulting in an increase in the number of building and development projects.

To further save operating costs and improve sales effectiveness, CAHL's sales operations in Korea and Taiwan will be integrated with Schneider's local operations which will handle all future sales of Clipsal products in these two countries.

CAHL will continue to focus on productivity and efficiency improvements to counter the rising raw material prices. Special focus will be placed on promoting the E3000 C-Metro and ULTI range of wiring accessories to the high-end hotels, service apartments and luxurious residential projects. A new miniaturized range of circuit breakers and residual devices, produced by Schneider for Clipsal will be introduced in Singapore, Malaysia and Indonesia this quarter.

The new factory in Shanghai for general light fitting products which became operational in July this year will greatly enhance our capability and competitiveness in bidding for lighting projects which demand shorter lead time. CIHL Group will continue to expand its product ranges, invest in promotional activities, and further strengthen its distribution network in China.

CIHL Group will continue to explore different alternatives to rationalise its operations and structure for the long term benefit of its shareholders.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 9, 2005
www.goldpeak.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE /

Exemption#82-3604

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)



GOLD
PEAK

DISCLOSEABLE TRANSACTION
Acquisition of CIHL Shares by GP Industries

Financial Adviser to Gold Peak Industries (Holdings) Limited



PLATINUM
Securities

A letter from the Chairman & Chief Executive is set out on pages 4 to 8 of this circular.

16 November 2005

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"2004/05 Final Dividend"	the final dividend of CIHL of 4.00 Singapore cents per CIHL Share in respect of the 15-month financial period ended 31 March 2005
"Acquisition"	the Acquisition consists of two portions: (1) the acquisition of an aggregate of 3,191,000 CIHL Shares from the open market during the period from 14 to 17 March 2005; and (2) the dividend of 1,426,511 CIHL Shares allotted to GP Industries under the Scheme on 20 October 2005
"Board"	the board of Directors
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and a non wholly-owned subsidiary of GP Industries
"CIHL Share(s)"	share(s) of S$0.30 each in the share capital of CIHL
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Completion"	the completion of the Acquisition on 20 October 2005
"Director(s)"	director(s) of the Company
"GAAP"	general accepted accounting principles, standards, practices and policies
"Group"	the Company and its subsidiaries
"GP Batteries"	GP Batteries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.1% associate of GP Industries

"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.1% owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	11 November 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"NAV"	the consolidated net asset value of CIHL as at 31 December 2004 based on the unaudited quarterly financial statements of CIHL for the 12-month financial period ended 31 December 2004
"Scheme"	the scrip dividend scheme of CIHL in relation to the final dividend of 4.00 Singapore cents per share in respect of the 15-month financial period ended 31 March 2005, pursuant to which fully paid new ordinary shares of S$0.30 each in the capital of CIHL is issued to eligible shareholders of CIHL who have elected to participate in the Scheme at the issue price of S$2.42 per share, in lieu of the cash amount of 2004/05 Final Dividend
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	Ordinary shares of HK$0.50 each of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent

In this circular, unless otherwise stated, certain amounts denominated in Singapore dollars have been converted (for information only) into Hong Kong dollars at an exchange rate of S$1.00 = HK$4.60. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

11 November 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION:
Acquisition of CIHL Shares by GP Industries

INTRODUCTION

From 14 March 2005 to 17 March 2005, GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 3,191,000 CIHL Shares from the open market which were settled in cash from internal resources. Furthermore, on 20 October 2005, GP Industries had been allotted 1,426,511 CIHL Shares as the result of the receipt of scrip dividend, in lieu of cash, in respect of CIHL's final dividend of 4.00 Singapore cents per share for its 15-month financial period ended 31 March 2005.

As the Acquisition exceeds 5.0% of the applicable threshold tests under the Listing Rules, it constitutes a discloseable transaction for the Company under the Listing Rules.

THE ACQUISITION

(i) CIHL Shares acquired from the open market

GP Industries acquired an aggregate of 3,191,000 CIHL Shares from the open market from 14 March 2005 to 17 March 2005 which were settled in cash from internal resources. These CIHL Shares were acquired at an average daily price ranging from approximately S$2.706 to approximately S$2.737 per CIHL Share respectively, excluding brokerage and other transaction costs, during the respective four trading days.

(ii) The Scheme

On 25 May 2005, the directors of CIHL announced the application of the Scheme in Singapore. Under the Scheme, eligible shareholders of CIHL can elect whether to receive the 2004/05 Final Dividend in cash or to participate in the Scheme.

CIHL further announced on 13 September 2005 in Singapore that the issue price of the fully paid new ordinary shares of S$0.30 each in the capital of CIHL to be issued to eligible shareholders of CIHL who have elected to participate in the Scheme, in lieu of the cash amount of the 2004/05 Final Dividend, was S$2.42 for each new CIHL Share. GP Industries had elected to participate in the Scheme, in lieu of the cash amount of the final dividend on its shareholding in CIHL. On 20 October 2005, GP Industries had been allotted 1,426,511 CIHL Shares as a result of the Scheme.

Save for the Acquisition, the Group did not acquire any interest in CIHL within the 12-month period.

ASSETS BEING ACQUIRED

The Acquisition consists of two portions: (1) the acquisition of an aggregate of 3,191,000 CIHL Shares from the open market during the period from 14 to 17 March 2005; and (2) the dividend of 1,426,511 CIHL Shares allotted to GP Industries under the Scheme on 20 October 2005.

Under the Acquisition, an aggregate of 4,617,511 CIHL Shares representing approximately 3.57% of the entire enlarged issued share capital of CIHL, was acquired by GP Industries.

CONSIDERATION

(i) CIHL Shares acquired from the open market

The total consideration for an aggregate of 3,191,000 CIHL Shares purchased by GP Industries in March 2005 amounted to approximately HK$40.2 million, including brokerage and other transaction costs.

(ii) The Scheme

The issue price under the Scheme represents the equivalent (as determined by the directors of CIHL) of 90% of the average of the last dealt prices of a CIHL Share on the Singapore Stock Exchange for each of the three market days prior to the announcement of the application of the Scheme to the 2004/05 Final Dividend on 25 May 2005. The value of the scrip dividend amounted to approximately HK$15.9 million. The scrip dividend was delivered to GP Industries on 20 October 2005.

Therefore, the total consideration for the Acquisition is approximately HK$56.1 million, including brokerage and other transaction costs.

COMPLETION

The acquisitions of CIHL Shares from the open market and the allotment of CIHL Shares as dividend under the Scheme were completed on 17 March 2005 and 20 October 2005 respectively. Therefore, the Acquisition was completed entirely on 20 October 2005.

Before the Acquisition, CIHL was an approximately 65.1% owned subsidiary of GP Industries which in turn is an approximately 87.1% owned subsidiary of the Company. As a result, CIHL was effectively an approximately 56.7% owned subsidiary of the Company. Upon Completion, the shareholding of GP Industries in CIHL has increased to approximately 67.9% and CIHL is effectively owned as to approximately 59.1% by the Company. CIHL will continue to be a subsidiary of GP Industries upon Completion.

CORPORATE STRUCTURE OF THE GROUP BEFORE AND AFTER THE ACQUISITION


Before the Acquisition
Company
87.1%
GP Industries
65.1%
CIHL
After the Acquisition
Company
87.1%
GP Industries
67.9%
CIHL

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronic and acoustics products, wire harness, cables, electrical installation products and LED display screens. After the Acquisition, CIHL is an approximately 67.9% owned subsidiary of GP Industries.

INFORMATION ON GP INDUSTRIES AND CIHL

(i) GP INDUSTRIES

GP Industries is a Singapore listed manufacturing and marketing group comprising three major businesses, namely electronics, electrical installation products and batteries. It is an approximately 87.1% owned subsidiary of the Company and the main industrial investment vehicle of the Company. Upon Completion, GP Industries holds approximately 67.9% interest in CIHL.

(ii) CIHL

CIHL is a non wholly-owned subsidiary of GP Industries and is principally engaged in the development, manufacture and marketing of electrical installation products in Asia. It has been listed on the Singapore Stock Exchange since 1992.

SUMMARY OF FINANCIAL RESULTS OF CIHL

A summary of the financial results of CIHL for the financial year ended 31 December 2003 and for the 15 months ended 31 March 2005 (prepared under the Singapore GAAP) are as follows:

	For the financial year ended 31 December 2003		For the 15 months ended 31 March 2005	
	Audited (Re-stated) HK$'000 equivalent	Audited (Re-stated) S$'000	Audited HK$'000 equivalent	Audited S$'000
Turnover	870,660	189,274	722,177	156,995
Profit before tax and minority interests	553,444	120,314	15,930	3,463
Profit after tax and minority interests	486,961	105,861	3,924	853

The audited consolidated net assets of CIHL as at 31 March 2005 amounted to approximately S$360.8 million (or approximately HK$1,659.7 million).

REASONS FOR AND BENEFITS OF THE ACQUISITION

As the CIHL Shares has been traded at a discount to the NAV per CIHL Share of approximately S$2.814 of up to approximately 18.3% since 25 January 2005, the Board considered that it was a good opportunity for GP Industries to purchase additional CIHL Shares from the market and increase GP Industries' equity shareholding in CIHL in March 2005.

Furthermore, the Board also considered that it was reasonable for GP Industries to participate in the Scheme in order to maintain its equity interest in CIHL upon the payment of the 2004/05 Final Dividend.

In light of the above, the Board believes that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION

The Board believes that the Acquisition will not give rise to any material effect on the earnings, working capital, gearing ratio and the assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other fact with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

	Number of Shares held			Percentage shareholding in the issued share capital of the Company
Name of Director	Personal interests	Family interests	Total interests	*(%)*
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.45 with option period from 30 March 2001 to 29 March 2006	HK$1.17 with option period from 18 April 2003 to 17 October 2007	HK$1.84 with option period from 2 October 2003 to 1 October 2008
Victor LO Chung Wing	1,250,000	–	1,600,000
Andrew NG Sung On	1,000,000	–	1,600,000
Kevin LO Chung Ping	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	650,000	1,000,000
LEUNG Pak Chuen	–	–	–
Richard KU Yuk Hing	–	–	500,000
Andrew CHUANG Siu Leung	625,000	–	500,000
CHAU Kwok Wai	625,000	500,000	600,000
Raymond WONG Wai Kan	625,000	–	1,000,000
Vincent CHEUNG Ting Kau	–	300,000	400,000
LUI Ming Wah	–	250,000	300,000
Frank CHAN Chi Chung	–	–	–
CHAN Kei Biu	–	–	–

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-
CHAN Kei Biu	-	-	-	-	-	-	-	-

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	–	–	–	170,000
Raymond WONG Wai Kan	–	–	120,000	120,000

Name of Director	Number of CIHL Shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from 25 May 2002 to 24 May 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.62 with option period from 4 April 2003 to 3 April 2011	S$0.55 with option period from 14 August 2003 to 13 August 2012	S$0.88 with option period from 15 September 2004 to 14 September 2013	S$1.03 with option period from 5 July 2005 to 4 July 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	–	–	–	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	–	–	–	–	180,000
Raymond WONG Wai Kan	110,000	220,000	140,000	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to

have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances of general meetings of the Company:

Name of Shareholder	**Capacity**	**Number of Shares held** *(shares)*	**Percentage shareholding in the issued share capital of the Company** *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	**Name of person interested in 5% or more of the issued share capital of the member of the Group**	**Percentage shareholding in the issued share capital of the member of the Group** *(%)*
CIHL	Belvedire Pty Ltd	17.27
Goldmax International (China) Limited	Huizhou Demao Industry Co Ltd	15.00
KEF America Inc	The Chainin Family Limited Partnership	30.91

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00
GP Electronics (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00
Huizhou GP Wiring Technology Limited	Furukawa Automotive Parts Inc	10.00
	Huizhou Desay Industry Co Ltd	10.00
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	5.00
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc	10.00
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd	49.00

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. Raymond WONG Wai Kan who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom, a Certified Public Accountant in both Hong Kong and the United Kingdom, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the United States of America. He is also a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom and the Institute of Business Administration of the United States. He is also a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會資深會員及特許秘書及行政人員公會會員。

(b) 本公司之合資格會計師為王維勤先生。王維勤先生為特許公認會計師公會資深會員、香港及英國執業會計師、加拿大及美國Institute of Financial Consultants之認可財務顧問、英國特許秘書及行政人員公會會員、美國Institute of Business Administration會員及香港會計師公會會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為雅柏勤證券登記有限公司，位於香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (百份率)
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	日本古河汽車配件有限公司	10.00
	惠州市德賽工業發展有限公司	10.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00
惠州金山電裝有限公司	日本古河汽車配件有限公司	10.00
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd	49.00

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4. 董事於競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償（法定賠償除外）之合約。

例有關條文，被當作或視為擁有之權益或淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則所載上市公司董事進行證券交易標準守則須通知本公司及香港聯交所之權益或淡倉。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目 *（股數）*	所佔本公司已發行股本百份比 *（百份率）*
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 *（百份率）*
CIHL	Belvedire Pty Ltd	17.27
第一電聲企業惠州有限公司	惠州市德茂實業有限公司	15.00
KEF America Inc	The Chainin Family Limited Partnership	30.91

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目			
	1.410新加坡元 認購期由 二零零二年 三月十七日至 二零一零年 三月十六日	1.600新加坡元 認購期由 二零零二年 十月十一日至 二零一零年 十月十日	1.250新加坡元 認購期由 二零零四年 八月五日至 二零一二年 八月四日	2.500新加坡元 認購期由 二零零五年 六月二十五日至 二零一三年 六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000
王維勤	–	–	120,000	120,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之CIHL股份數目 2.025新加坡元 認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.456新加坡元 認購期由 二零零二年 四月十四日至 二零一零年 四月十三日	0.62新加坡元 認購期由 二零零三年 四月四日至 二零一一年 四月三日	0.55新加坡元 認購期由 二零零三年 八月十四日至 二零一二年 八月十三日	0.88新加坡元 認購期由 二零零四年 九月十五日至 二零一三年 九月十四日	1.03新加坡元 認購期由 二零零五年 七月五日至 二零一四年 七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	110,000	220,000	140,000	140,000	180,000

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之股份數目 1.45港元 認購期由 二零零一年 三月三十日至 二零零六年 三月二十九日	1.17港元 認購期由 二零零三年 四月十八日至 二零零七年 十月十七日	1.84港元 認購期由 二零零三年 十月二日至 二零零八年 十月一日
羅仲榮	1,250,000	–	1,600,000
吳崇安	1,000,000	–	1,600,000
羅仲炳	625,000	650,000	1,000,000
羅仲煒	625,000	650,000	1,000,000
梁伯全	–	–	–
顧玉興	–	–	500,000
莊紹樑	625,000	–	500,000
周國偉	625,000	500,000	600,000
王維勤	625,000	–	1,000,000
張定球	–	300,000	400,000
呂明華	–	250,000	300,000
陳志聰	–	–	–
陳其鑣	–	–	–

(ii) **關聯公司**

董事姓名	所持金山電池普通股份數目	所佔金山電池已發行股本百份比 (百份率)	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 (百份率)	所持CIHL普通股份數目	所佔CIHL已發行股本百份比 (百份率)	所持GP工業普通股份數目	所佔GP工業已發行股本百份比 (百份率)
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–	–	–

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則所載上市公司董事進行證券交易標準守則須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

董事姓名	所持股份數目 個人權益	家族權益	合計權益	所佔本公司已發行股本百份比 *(百份率)*
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

此外，董事局亦認為，為於派付二零零四／零五年末期股息後維持GP工業於CIHL之股本權益，GP工業參與該計劃屬合理。

基於上述各項，董事局相信，收購條款屬公平合理，且收購符合本公司及股東整體利益。

收購之財務影響

董事局相信，收購對集團之盈利、營運資金、資產負債比率、資產及負債並無重大影響。

附加資料

敬請　閣下留意本通函內附錄中載列之附加資料。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零五年十一月十一日

有關GP工業及CIHL之資料

(i) GP工業

GP工業為於新加坡上市之生產及推廣集團，其三項主要業務分別為電子、裝置電器產品及電池。該公司為本公司擁有約87.1%權益之附屬公司，並為本公司主要工業投資工具。於完成後，GP工業持有CIHL約67.9%權益。

(ii) CIHL

CIHL為GP工業之非全資附屬公司；其主要業務為於亞洲開發、生產及推廣裝置電器產品。該公司自一九九二年起在新加坡證券交易所上市。

CIHL財務業績概要

CIHL截至二零零三年十二月三十一日止財政年度及截至二零零五年三月三十一日止十五個月之財務業績根據新加坡公認會計原則編製，其概要如下：

	截至二零零三年十二月三十一日止財政年度		截至二零零五年三月三十一日止十五個月	
	經審核（重列）千港元等值	經審核（重列）千新加坡元	經審核千港元等值	經審核千新加坡元
營業額	870,660	189,274	722,177	156,995
除稅及少數股東權益前溢利	553,444	120,314	15,930	3,463
除稅及少數股東權益後溢利	486,961	105,861	3,924	853

CIHL於二零零五年三月三十一日之經審核綜合資產淨值約為360,800,000新加坡元（或約1,659,700,000港元）。

進行收購之理由及利益

由於CIHL股份自二零零五年一月二十五日起按相對每股CIHL股份資產淨值約2.814新加坡元折讓最多約18.3%之價格買賣，故董事局認為，二零零五年三月乃GP工業於市場購入額外CIHL股份之良機，並可增加GP工業於CIHL所持股權。

(ii) 該計劃

該計劃下之發行價，相當於二零零五年五月二十五日公佈就二零零四／零五年末期股息採納該計劃前三個交易日，CIHL股份每天於新加坡證券交易所之最後成交價平均數90%之等額（由CIHL董事釐定）。以股代息價值約15,900,000港元。代息股份已於二零零五年十月二十日交付GP工業。

因此，收購總代價約為56,100,000港元，包括經紀佣金及其他交易成本。

完成

於公開市場收購CIHL股份及按該計劃以發行CIHL股份代替股息分別於二零零五年三月十七日及二零零五年十月二十日完成。因此，收購於二零零五年十月二十日完全完成。

於收購前，CIHL為GP工業擁有約65.1%權益之附屬公司，而GP工業為本公司擁有約87.1%權益之附屬公司。因此，CIHL實際為本公司擁有約56.7%權益之附屬公司。於完成後，GP工業於CIHL之股權增至約67.9%，而CIHL實際由本公司擁有約59.1%權益。於完成後，CIHL將繼續為GP工業之附屬公司。

本集團於收購前後之公司結構


收購前
本公司
87.1%
GP工業
65.1%
CIHL
收購後
本公司
87.1%
GP工業
67.9%
CIHL

有關本公司之資料

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股以及生產、推廣及買賣電池、電子及音響產品、汽車配線、電纜、裝置電器產品及發光二極管顯示屏。於收購後，CIHL為GP工業擁有約67.9%權益之附屬公司。

由於收購超逾上市規則之5.0%適用限額測試，故根據上市規則，收購構成本公司之須予披露交易。

收購

(i) 於公開市場收購CIHL股份

GP工業於二零零五年三月十四日至二零零五年三月十七日期間，於公開市場收購合共3,191,000股CIHL股份，以內部資源撥付現金支付。該等CIHL股份分別於上述四個交易日，各自按介乎每股CIHL股份約2.706新加坡元至約2.737新加坡元之平均每日價格收購，不包括經紀佣金及其他交易成本。

(ii) 該計劃

於二零零五年五月二十五日，CIHL董事於新加坡宣佈採納該計劃。根據該計劃，CIHL合資格股東可選擇以現金收取二零零四／零五年末期股息或參與該計劃。

CIHL另於二零零五年九月十三日於新加坡宣佈，CIHL股本中每股面值0.30新加坡元之繳足新普通股將以每股新CIHL股份2.42新加坡元之發行價，發行予選擇參與該計劃以取代二零零四／零五年末期股息現金款額之CIHL合資格股東。GP工業選擇參與該計劃，以取代有關其於CIHL股權之末期股息現金款額。於二零零五年十月二十日，GP工業就該計劃獲發行1,426,511股CIHL股份。

除收購外，集團並沒於十二個月期間中購入CIHL任何權益。

收購資產

收購由兩部分組成：(1)於二零零五年三月十四日至十七日期間在公開市場收購合共3,191,000股CIHL股份；及(2)於二零零五年十月二十日根據該計劃向GP工業配發1,426,511股CIHL股份作為股息

根據該計劃，GP工業取得合共4,617,511股CIHL股份，相當於CIHL全部經擴大已發行股本約3.57%。

代價

(i) 於公開市場收購CIHL股份

GP工業於二零零五年三月，收購合共3,191,000股CIHL股份，總代價約為40,200,000港元，包括經紀佣金及其他交易成本。


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮(*主席兼總裁*)
吳崇安(*副主席*)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

須予披露交易:
GP工業收購CIHL股份

引言

本公司之非全資附屬公司GP工業於二零零五年三月十四日至二零零五年三月十七日期間,於公開市場收購合共3,191,000股CIHL股份,以內部資源撥付現金支付。此外,基於收取有關1,426,511股CIHL股份之以股代息,GP工業就CIHL截至二零零五年三月三十一日止十五個月財政期間之末期股息每股CIHL股份4.00新加坡仙,於二零零五年十月二十日獲配發1,426,511股CIHL股份。

「港元」	指	香港法定貨幣港元
「新加坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本通函內，除文義另有所指外，若干以新加坡元結算之款額按匯率1.00新加坡元兑4.60港元換算為港元，僅供參考用途。有關兑換並不代表新加坡元款額已經或可能按該匯率或任何其他匯率換算為港元；或港元款額已經或可能按該匯率或任何其他匯率換算為新加坡元。

「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為本公司擁有約87.1%股權之附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「最後實際可行日期」	指	二零零五年十一月十一日，即確定此通函部份資料以刊印此通函之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「資產淨值」	指	根據CIHL截至二零零四年十二月三十一日止十二個月財政期間未經審核季度財務報表所計算CIHL於二零零四年十二月三十一日之綜合資產淨值
「該計劃」	指	CIHL有關截至二零零五年三月三十一日止十五個月財政期間之末期股息每股4.00新加坡仙之以股代息計劃，據此，CIHL股本中每股面值0.30新加坡元之繳足新普通股將按發行價每股2.42新加坡元發行予選擇參與該計劃之CIHL合資格股東，以取代二零零四／零五年末期股息現金款額
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司每股面值0.50港元之普通股
「股東」	指	股份持有人
「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「二零零四／零五年末期股息」	指	截至二零零五年三月三十一日止十五個月財政期間之CIHL末期股息每股CIHL股份4.00新加坡仙
「收購」	指	收購由兩部分組成：(1)於二零零五年三月十四日至十七日期間在公開市場收購合共3,191,000股CIHL股份；及(2)於二零零五年十月二十日根據該計劃向GP工業配發1,426,511股CIHL股份作為股息
「董事局」	指	董事局
「CIHL」	指	CIH Limited，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業之非全資附屬公司
「CIHL股份」	指	CIHL股本中每股面值0.30新加坡元之股份
「本公司」	指	金山工業（集團）有限公司，於香港註冊成立之有限公司，其股份於香港聯交所上市
「完成」	指	收購於二零零五年十月二十日完成
「董事」	指	本公司董事
「公認會計原則」	指	公認會計原則、準則、慣例及政策
「本集團」	指	本公司及其附屬公司
「金山電池」	指	金山電池國際有限公司，新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.1%股權之聯營公司

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完備性亦無發表聲明，且表明不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK


（根據公司條例在香港註冊成立）

（股票代號：40）

須予披露交易
GP工業收購CIHL股份

金山工業（集團）有限公司之財務顧問



百德能
證券

主席兼總裁函件載於本通函第4至8頁。

二零零五年十一月十六日


INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

TAX-EXEMPT (ONE-TIER) DIVIDEND

The Directors of GP Industries Limited refer to the tax-exempt dividend of 1.2 Singapore cents per share declared on 9 November 2005 (the "Interim Dividend") and wish to clarify that the Interim Dividend is in the nature of a "tax-exempt (one-tier) dividend".

By order of the Board

Tan San-Ju
Company Secretary
23 November 2005


Member
Gold Peak Group

Exemption#82-3604



GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

VOLUNTARY LIQUIDATION OF A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") wish to announce that Goldmax International (China) Limited ("Goldmax China"), an 85% effectively owned subsidiary, has been voluntarily liquidated.

Goldmax China was incorporated in the People's Republic of China and was principally engaged in the manufacturing and trading of loudspeakers. Prior to its liquidation, Goldmax China had transferred its principal activities to other subsidiaries of the Company.

The liquidation of Goldmax China is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial year ending 31 March 2006.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
24 November 2005


Member
Gold Peak Group

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

Interim Report 2005/06

Corporate Information

BOARD OF DIRECTORS

Executive

Victor LO Chung Wing, *Chairman & Chief Executive*
Andrew NG Sung On, *Vice Chairman*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive

Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

AUDIT COMMITTEE

LUI Ming Wah, *Chairman*
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

AUDITORS

Deloitte Touche Tohmatsu

SECRETARY AND REGISTERED OFFICE

WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

SHARE REGISTRARS AND TRANSFER OFFICE

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY10286, USA

KEY DATES

Closure of Register:	December 13 to 16, 2005
Interim Dividend:	Payable on December 23, 2005


商界展關懷
caringcompany 2002–05
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發

Group Structure


Gold Peak Industries (Holdings) Limited
Hong Kong-listed
GP Industries Limited
Singapore-listed
87.1%*
Technology & Strategic Division
Electronics Division
Electronics & components
Wire harness & cables
Acoustics
CIH Limited
Electrical wiring devices & installation systems
Light fittings
LED superscreens
Other electronic & electrical products
Singapore-listed
67.9%*
GP Batteries International Limited
Rechargeable batteries
Primary batteries
Singapore-listed
49.1%*
Lighthouse Technologies Limited (30.5%)
LED superscreens
International Resolute Company Limited # (100%)
Distribution Business

* *Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at November 17, 2005*

Holding an industrial building for own use

Group Profile

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle publicly listed in Singapore. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has established a leadership position in Asia for most of its product categories including **GP Batteries** and **CLIPSAL** electrical installation products.

The parent company, Gold Peak Industries (Holdings) Limited *[SEHK Stock Code: 40]*, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984.

Currently, Gold Peak holds an 87.1%* interest in GP Industries while GP Industries holds a 67.9%* interest in CIH Limited ("CIHL") and a 49.1%* interest in GP Batteries International Limited. GP Industries, CIHL and GP Batteries are publicly listed in Singapore.

In addition to its investments in CIHL and GP Batteries, GP Industries is also engaged in the development, manufacture and distribution of electronics and components, wire harness and cables as well as loudspeakers.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than ten countries around the world. Including all divisions, the Group currently employs over 19,000 people worldwide.

* *As at November 17, 2005*

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2005. These results have been reviewed by the Company's audit committee.

Highlights

- Turnover for all divisions increased by 2.5% to HK$3,814 million
- Consolidated turnover dropped marginally by 0.2% to HK$1,077 million
- Profit attributable to shareholders was HK$42.8 million, down 21.3%
- Earnings per share decreased from 10.0 Hong Kong cents to 7.8 Hong Kong cents, down 22%
- Interim dividend per share: 3.0 Hong Kong cents (2004/05: 4.0 Hong Kong cents)

Business Review

GP Industries – 87.1% owned by Gold Peak

Sales for the period under review increased marginally over the same period last year. The increase was the net result of a 4% decrease in sales from the Electronics Division and an 18% increase in sales from CIH Limited. CIHL became a subsidiary in May 2004 and only five months of CIHL's sales were consolidated in the first half last year. Profit attributable to shareholders decreased by 62%, as compared to that of last year, mainly due to high material prices and increased interest rates.

1. Electronics Division

- The Division reported a 4% and a 37% decrease in sales and operating profit for the first half this year when compared to those of the same period last year.
- Sales from the electronics and components business increased by 2% over the corresponding period last year. Affected by the high component prices and appreciating Renminbi, profit from subsidiaries decreased by 10%. The divestment of the 41.6% owned automotive electronics manufacturing associate in December 2004 as well as the high raw material prices led to lower contributions from associates. As a result, profit contribution from the electronics and components business dropped by 28%.
- Sales from the wire harness subsidiaries decreased by 8% while profit contribution remained steady when compared to the first half of last financial year. Sales of wire harness to the US market increased significantly. However, performance of the wire harness associates in China decreased substantially as a result of keen price competition and inventory adjustments by some Chinese automakers. The cable business reported a 19% sales growth but profit contribution dropped by 16% due to very high raw material prices. Overall, profit contribution from the harness and cable business decreased by 16%.
- Total sales from the loudspeaker business decreased by 4% mainly due to a weaker market in Europe. However, sales to the US and Asian markets increased by more than 20%.

2. *CIH Limited ("CIHL") – 67.9% owned by GP Industries*

- CIHL registered a turnover of S$68.2 million, which was about the same as that of last year while loss attributable to shareholders decreased by 16.5%.

- The 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL") continued to face keen competition in China. In Hong Kong, despite the higher prime lending rate which has slowed down property market, there was a continuing demand for electrical accessories products from the development and renovation of hotels, service apartments and the retrofit market. The Middle East, Indonesian and Thailand markets continued to perform well with sales growth.

- Sales of light fittings in China were volatile due to its project-based nature. CIHL is positioning GP Lighting as the professional lighting solution and manufacturer/ provider of environmentally friendly lighting products. New sales offices have been set up in Ningbo, Nanjing and Qingdao to further strengthen its presence in the market.

3. *GP Batteries International Ltd – 49.1% owned by GP Industries*

- GP Batteries' turnover grew by 3.1% but consolidated profit before exceptional items decreased by 50.2%. An exceptional loss of S$5.8 million was recorded during the period under review in relation to the closing down and relocation of production facilities in order to reduce costs. However, profit before exceptional items for the quarter ended September 30, 2005 exceeded that of the quarter ended June 30, 2005 by about 26%.

- Sales increased mainly due to the continued increase in sales of nickel metal hydride (NiMH) rechargeable batteries and alkaline primary cylindrical batteries. Gross profit margin for alkaline primary cylindrical batteries suffered due to high zinc prices and the strengthening of Renminbi while the gross profit margin for NiMH rechargeable batteries improved as the price of nickel stabilised during the quarter ended September 30, 2005.

- Relocation of the Danish alkaline 9-volt plant to Malaysia, and the shifting of the NiMH rechargeable batteries operations in Malaysia to China have been completed. Relocation of part of the Lithium Ion batteries production facilities from Taiwan and Hong Kong to China is progressing slowly due to the required approvals by relevant authorities.

Technology & Strategic Division

- In August 2005, the Group's non-wholly owned subsidiary, Lighthouse Technologies Limited ("Lighthouse"), issued new shares to acquire 49% interest of a LED screen manufacturer for vertical integration. Subsequently, Lighthouse has become an associate of the Group with the Company's and CIHL's shareholdings being diluted to 30.5% and 19.3% respectively. Since then, the Group has deconsolidated Lighthouse and only equity accounted for its results.

- During the period, though competition remained keen, the market for LED superscreens continued to show signs of improvement. Coupled with its continuous efforts in streamlining operations and developing new products, Lighthouse's performance improved significantly and recorded an over 15% increase in sales during the period. This sales growth enabled Lighthouse to strengthen its leading position in the worldwide audio-visual market.

Financial Review

During the period, the Group's consolidated net bank borrowings decreased by HK$127 million to HK$2,131 million. As at September 30, 2005, the aggregate of the Group's shareholders' funds and minority interests was HK$1,955 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.09 (March 31, 2005: 1.07). The gearing ratios of the Company, GP Industries, CIHL and GP Batteries were 0.97 (March 31, 2005: 0.94), 0.50 (March 31, 2005: 0.48), 0.03 (March 31, 2005: 0.02) and 0.95 (March 31, 2005: 0.94) respectively.

At September 30, 2005, 48% (March 31, 2005: 54%) of the Group's bank borrowings was revolving or repayable within one year whereas 52% (March 31, 2005: 46%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 12%, 34% and 52% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts and currency swaps, borrowings in local currencies and local sourcing have been arranged to minimise foreign exchange risk.

Employees and Remuneration Policies

As at September 30, 2005, the Group's major business divisions employed over 19,000 people worldwide (March 31, 2005: 20,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations. In addition to basic salary, discretionary bonus are also granted to eligible employees based on the Group's and individual's performance.

Prospects

Demand for most of the Group's and its major associates' products remains steady. However, business is expected to continue facing highly competitive market conditions. High material prices, rising interest rates as well as the strong Renminbi will continue to affect most of the manufacturers.

The Group will continue implementing measures to improve the competitiveness of its businesses. It will continue rationalising its manufacturing facilities, investing in product development and looking for acquisition opportunities to expand its product ranges and earnings base as well as studying ways to streamline its corporate structure to improve overall efficiency.

Demand for the Group's electronic products remains solid. The keen price competition and adjustments in the Chinese automotive market will continue to affect profit contribution from the wire harness associates. Recent appreciation of the Renminbi also increases the operating costs in China. CIHL's major markets in the short term remain competitive. CAHL will continue to focus on productivity and efficiency improvements to counter the rising raw material prices. The recent easing of nickel price will have positive impact on the battery business. In view of the current high oil price, there is a renewed interest in electric transportation. GP Batteries is now looking for opportunities to commercialise EV (electric vehicle) battery project.

Condensed Consolidated Income Statement

For the six months ended September 30

	Notes	2005 (Unaudited) HK$'000	2004 (Unaudited) (Restated) HK$'000
Turnover	4	**1,077,293**	1,079,670
Cost of sales		**(855,221)**	(864,719)
Gross profit		**222,072**	214,951
Other income		**101,748**	61,249
Distribution costs		**(105,068)**	(93,775)
Administrative expenses		**(147,974)**	(149,166)
Other operating expenses	5	**–**	(1,112)
Profit from operations	6	**70,778**	32,147
Net investment gain	7	**187**	873
Finance costs		**(55,658)**	(37,075)
Share of results of associates		**53,855**	92,140
Share of results of jointly controlled entities		**(17,749)**	(4,195)
Gain (loss) on deemed disposal/partial disposal of subsidiaries		**6,063**	(3,290)
Loss on deemed partial disposal of an associate		**(41)**	–
Amortisation of goodwill on acquisition of associates		**–**	(2,114)
Realisation of negative goodwill on acquisition of associates		**–**	518
Profit before taxation		**57,435**	79,004
Taxation	8	**(14,803)**	(12,759)
Profit after taxation		**42,632**	66,245
Attributable to:			
Equity shareholders of the Company		**42,820**	54,400
Minority interests		**(188)**	11,845
		42,632	66,245
Interim dividend		**16,479**	21,785
Earnings per share	9		
Basic		**7.8 cents**	10.0 cents
Diluted		**7.7 cents**	8.8 cents

Condensed Consolidated Balance Sheet

	Notes	September 30, 2005 (Unaudited) HK$'000	March 31, 2005 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**103,830**	104,130
Property, plant and equipment	*10*	**399,075**	418,598
Interests in associates		**1,330,459**	1,218,312
Interests in jointly controlled entities		**304,839**	322,501
Unlisted equity investment		**269,377**	275,298
Trademarks		**50,193**	52,284
Investments in securities		**–**	149,538
Available-for-sale investments		**87,228**	–
Advances to trade associates		**113,998**	113,998
Long-term receivables		**619,206**	647,900
Deferred expenditure		**8,157**	30,915
Goodwill		**39,495**	77,038
Deferred taxation assets		**15,208**	15,889
		3,341,065	3,426,401
Current assets			
Inventories		**294,635**	387,524
Debtors, bills receivable and prepayments	*11*	**1,024,889**	1,105,361
Investments in securities		**–**	233,901
Available-for-sale investments		**154,746**	–
Dividends receivable		**22,134**	17,057
Taxation recoverable		**2,501**	2,852
Bank balances, deposits and cash		**490,243**	348,827
		1,989,148	2,095,522
Current liabilities			
Creditors and accrued charges	*12*	**727,350**	764,069
Obligations under finance leases		**4,032**	4,823
Taxation payable		**16,024**	19,446
Bank loans, overdrafts and import loans		**1,248,794**	1,392,649
Derivative financial instruments		**528**	–
		1,996,728	2,180,987
Net current liabilities		**(7,580)**	(85,465)
Total assets less current liabilities		**3,333,485**	3,340,936
Non-current liabilities			
Borrowings		**1,368,348**	1,209,600
Deferred taxation liabilities		**8,941**	12,348
Derivative financial instruments		**939**	–
		1,378,228	1,221,948
		1,955,257	2,118,988
CAPITAL AND RESERVES			
Share capital		**274,643**	272,630
Reserves		**907,858**	1,001,393
Equity attributable to shareholders of the Company		**1,182,501**	1,274,023
Minority interests		**772,756**	844,965
		1,955,257	2,118,988

Condensed Consolidated Cash Flow Statement

For the six months ended September 30

	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**18,610**	78,527
Net cash (outflow) inflow from investing activities	**(5,717)**	526,691
Net cash inflow (outflow) from financing activities	**131,575**	(332,953)
Increase in cash and cash equivalents	**144,468**	272,265
Cash and cash equivalents at beginning of the period	**340,633**	252,618
Effect of foreign exchange rate changes	**(4,410)**	(3,073)
Cash and cash equivalents at end of the period	**480,691**	521,810

Condensed Consolidated Statement of Changes in Equity

For the six months ended September 30, 2005

	Share Capital HK$'000	Share Premium HK$'000	Share Option Reserve HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000
At March 31, 2005						
– As previously reported	272,630	460,336	–	12,291	100,603	(147,739)
– Effect of changes in accounting policies	–	–	6,628	–	–	3,005
– As restated	272,630	460,336	6,628	12,291	100,603	(144,734)
Opening adjustments on adoption of new accounting standards	–	–	–	–	–	–
At April 1, 2005, as restated	272,630	460,336	6,628	12,291	100,603	(144,734)
Issue of shares, net of expenses	2,013	3,599	–	–	–	–
Additional investment in subsidiaries	–	–	–	–	–	–
Deemed disposal /partial disposal of subsidiaries	–	–	–	–	–	–
Share of reserves of associates	–	–	256	–	–	555
Net profit for the period	–	–	–	–	–	–
Share option expenses	–	–	600	–	–	–
Change in fair value of available-for-sale investments	–	–	–	–	–	–
Dividend paid – 2005 final dividend	–	–	–	–	–	–
Dividend declared – 2006 interim dividend	–	–	–	–	–	–
Dividend paid to minority interests	–	–	–	–	–	–
Currency realignment	–	–	–	–	–	(7,784)
At September 30, 2005	274,643	463,935	7,484	12,291	100,603	(151,963)

Goodwill Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Dividend Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Accumulated Profits HK$'000	Total HK$'000	Minority Interests HK$'000	Total HK$'000
(538,633)	1,127	35,358	16,479	–	1,061,571	1,274,023	844,965	2,118,988
–	–	–	–	–	(9,633)	–	–	–
(538,633)	1,127	35,358	16,479	–	1,051,938	1,274,023	844,965	2,118,988
538,633	–	–	–	–	(535,804)	2,829	417	3,246
–	1,127	35,358	16,479	–	516,134	1,276,852	845,382	2,122,234
–	–	–	–	–	–	5,612	–	5,612
–	–	–	–	–	–	–	(418)	(418)
–	–	–	–	–	–	–	(32,867)	(32,867)
–	3	–	–	(8,253)	–	(7,439)	(1,098)	(8,537)
–	–	–	–	–	42,820	42,820	(188)	42,632
–	–	–	–	–	–	600	87	687
–	–	–	–	(111,681)	–	(111,681)	(20,987)	(132,668)
–	–	–	(16,479)	–	–	(16,479)	–	(16,479)
–	–	–	16,479	–	(16,479)	–	–	–
–	–	–	–	–	–	–	(6,763)	(6,763)
–	–	–	–	–	–	(7,784)	(10,392)	(18,176)
–	1,130	35,358	16,479	(119,934)	542,475	1,182,501	772,756	1,955,257

Condensed Consolidated Statement of Changes in Equity *(Continued)*

For the six months ended September 30, 2004

	Share Capital *HK$'000*	Share Premium *HK$'000*	Share Option Reserve *HK$'000*	Legal Reserve *HK$'000*	Properties Revaluation Reserve *HK$'000*	Translation Reserve *HK$'000*
At April 1, 2004						
– As previously stated	271,095	456,971	–	11,303	100,603	(143,886)
– Effect of changes in accounting policies	–	–	765	–	–	1,955
– As restated	271,095	456,971	765	11,303	100,603	(141,931)
Issue of shares, net of expenses	1,213	2,759	–	–	–	–
Deemed disposal/partial disposal of subsidiaries	–	–	–	–	–	–
Acquisition of additional interests of subsidiaries	–	–	–	–	–	–
Acquisition of subsidiaries	–	–	–	–	–	–
Share of reserves of associates and jointly controlled entities	–	–	512	–	–	(6,475)
Net profit for the period	–	–	–	–	–	–
Share option expenses	–	–	591	–	–	–
Dividend paid						
– 2004 final dividend	–	–	–	–	–	–
– 2004 special dividend	–	–	–	–	–	–
Dividend declared						
– 2005 interim dividend	–	–	–	–	–	–
Dividend paid to minority interests of subsidiaries	–	–	–	–	–	–
Currency realignment	–	–	–	–	–	(3,685)
At September 30, 2004	272,308	459,730	1,868	11,303	100,603	(152,091)

Goodwill Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Dividend Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Accumulated Profits HK$'000	Total HK$'000	Minority Interests HK$'000	Total HK$'000
(538,633)	582	35,358	54,298	–	1,030,696	1,278,387	272,836	1,551,223
–	–	–	–	–	(2,720)	–	–	–
(538,633)	582	35,358	54,298	–	1,027,976	1,278,387	272,836	1,551,223
–	–	–	–	–	–	3,972	–	3,972
–	–	–	–	–	–	–	29,068	29,068
–	–	–	–	–	–	–	(200,864)	(200,864)
–	–	–	–	–	–	–	811,532	811,532
–	3	–	–	–	–	(5,960)	(766)	(6,726)
–	–	–	–	–	54,400	54,400	11,845	66,245
–	–	–	–	–	–	591	87	678
–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
–	–	–	21,785	–	(21,785)	–	–	–
–	–	–	–	–	–	–	(52,659)	(52,659)
–	–	–	–	–	–	(3,685)	(2,275)	(5,960)
(538,633)	585	35,358	21,785	–	1,060,447	1,273,263	868,804	2,142,067

1. **Basis of preparation**

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountant (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules *Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* (the "Listing Rules").

The accounting policies adopted for the preparation of the interim financial statements are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") . The effects of adopting the new standards are set out in note 2 below.

2. **Principal accounting policies**

In the current period, the Group has applied, for the first time, a number of new HKFRSs issued by the HKICPA. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

(a) HKAS 32 and HKAS 39 – Financial Instruments

(i) Equity securities

In prior periods, the Group classified its investments in equity securities, other than held-to-maturity debt securities, as investments securities or other investments as appropriate. Investment securities are carried at cost less any identified impairment losses while other investments are measured at fair value, with unrealised gains or losses included in the profit or loss. Upon the adoption of HKAS 32 and HKAS 39, the Group classifies its investments in equity securities, other than held-to-maturity debt securities, as investments in securities and available-for-sale investments. The classification depends on the purpose for which the assets are acquired. Investments in securities and available-for-sale investments are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively.

The effects of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKAS 39, comparative figures have not been restated.

(ii) Derivative financial instruments

In prior periods, the Group used derivative financial instruments to hedge its risks associated with foreign currency fluctuations and these instruments were recognised on a cash basis. Upon the adoption of HKAS 39, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

The effect of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKAS 39, comparative figures have not been restated.

(b) HKFRS 2 – Share-based Payment

In the current period, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtain services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company, its subsidiaries and its associates determined at the date of grant of the share options over the vesting period, exercise price, volatility of the share price and other factors. Prior to the application HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after April 1, 2005. In relation to share options granted before April 1, 2005, the Group has not applied HKFRS 2 to share options granted on or before November 7, 2002 and share options that were granted after November 7, 2002 and had vested before April 1, 2005 in accordance with the relevant transitional provision. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after November 7, 2002 and had not yet vested on April 1, 2005.

The effect of the above changes are summarised in note 3 to the interim financial statements and comparative figures have been restated.

(c) HKFRS 3 – Business Combinations

In prior periods, goodwill arising on acquisitions prior to April 1, 2001 was held in reserves, and goodwill arising on acquisitions after April 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 and goodwill previously recognised in reserves has been transferred to the Group's retained earnings on April 1, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from April 1, 2005 onwards and goodwill will be tested for impairment annually. Goodwill arising on acquisitions after April 1, 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. The effect of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKFRS 3, comparative figures have not been restated.

(d) HKAS 21 – The Effect of Changes in Foreign Exchange Rates

In the current period, the Group has applied HKAS 21 which requires exchange differences arising from monetary item that forms part of the Group's net investment in a foreign subsidiary or associate are charged to profit and loss in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of the Group, except for exchange differences arising from monetary items that are denominated in currencies which are different from the functional currencies of the investor and investee entity.

The effect of the above changes are summarised in note 3 to the interim financial statements and comparative figures have been restated.

3. Summary of the effect of the changes in accounting policies

(a) The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Decrease in amortisation of goodwill	**2,012**	–
Expenses in relation to share options granted to employees	**(689)**	(678)
Decrease in share of results of associates	**(293)**	(587)
Decrease in amortisation of goodwill on acquisition of associates	**2,113**	–
Decrease in realisation of negative goodwill on acquisition of associates	**(493)**	–
Exchange gain (loss) arising from monetary items	**1,696**	(89)
Total increase/(decrease) in profit	**4,346**	(1,354)

(b) The cumulative effects of the application of the new HKFRSs as at March 31, 2005 and April 1, 2005 are summarised as follows:

	As at March 31, 2005 (originally stated) *HK$'000*	Effect of changes in accounting policies *HK$'000*	As at March 31, 2005 (restated) *HK$'000*	Opening adjustments on adoption of new accounting standards *HK$'000*	As at April 1, 2005 (restated) *HK$'000*
Balance sheet items					
Investments in securities (non-current)	149,538	–	149,538	(149,538)	–
Investments in securities (current)	233,901	–	233,901	(233,901)	–
Available-for-sale investments (non-current)	–	–	–	149,538	149,538
Available-for-sale investments (current)	–	–	–	233,901	233,901
Total effect on assets and liabilities	383,439	–	383,439	–	383,439
Retained earnings	1,061,571	(9,633)	1,051,938	(535,804)	516,134
Translation reserve	(147,739)	3,005	(144,734)	–	(144,734)
Share options reserve	–	6,628	6,628	–	6,628
Goodwill reserve	(538,633)	–	(538,633)	538,633	–
Minority interests	–	844,965	844,965	417	845,382
Total effects on equity	375,199	844,965	1,220,164	3,246	1,223,410
Minority interests	844,965	(844,965)	–	–	–

(c) The cumulative effects of the application of the new HKFRSs as at March 31, 2004 and April 1, 2004 are summarised as follows:

	As at April 1, 2004 (originally stated) *HK$'000*	Effect of changes in accounting policies *HK$'000*	As at April 1, 2004 (restated) *HK$'000*
Retained earnings	1,030,696	(2,720)	1,027,976
Translation reserve	(143,886)	1,955	(141,931)
Share options reserve	–	765	765
Minority interests	–	272,836	272,836
Total effects on equity	886,810	272,836	1,159,646

4. Segment information

The analysis of the Group's segment information is as follows:

(a) Business segments

The following is an analysis of the turnover and profit by principal activity:

For the six months ended September 30, 2005

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	137,718	922,407	–	17,168	–	1,077,293
Inter-segment sales	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	21,161	33,209	–	12,031	–	66,401
Unallocated corporate expenses						(23,546)
Other corporate income						27,923
Profit from operations						70,778
Net investment gain						187
Finance costs						
– Segment	(3,149)	(24,303)	–	(2,848)	–	(30,300)
– Corporate						(25,358)
Share of results of associates	(828)	37,524	17,413	(254)	–	53,855
Share of results of jointly controlled entities	–	–	–	(17,749)	–	(17,749)
Gain on deemed disposal/partial disposal of subsidiaries						6,063
Loss on deemed partial disposal of an associate						(41)
Profit before taxation						57,435
Taxation						(14,803)
Profit after taxation						42,632
Attributable to:						
Equity shareholders of the Company						42,820
Minority interests						(188)
						42,632

For the six months ended September 30, 2004 (Restated)

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	122,674	946,204	–	10,792	–	1,079,670
Inter-segment sales	–	3,550	–	–	(3,550)	–
	122,674	949,754	–	10,792	(3,550)	1,079,670

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	(2,449)	46,315	–	8,763	–	52,629
Unallocated corporate expenses						(28,652)
Other corporate income						8,170
Profit from operations						32,147
Net investment gain						873
Finance costs						
– Segment	(1,778)	(15,380)	–	(6,150)	–	(23,308)
– Corporate						(13,767)
Share of results of associates	(5,584)	60,258	44,835	(7,369)	–	92,140
Share of results of jointly controlled entities	–	–	–	(4,195)	–	(4,195)
Loss on deemed disposal/partial disposal of subsidiaries						(3,290)
Amortisation of goodwill on acquisition of associates						(2,114)
Realisation of negative goodwill on acquisition of associates						518
Profit before taxation						79,004
Taxation						(12,759)
Profit after taxation						66,245
Attributable to:						
Equity shareholders of the Company						54,400
Minority interests						11,845
						66,245

(b) *Geographical segments*

The following is an analysis of the turnover and profit before taxation by geographical market:

	For the six months ended September 30, Turnover		Profit before taxation	
	2005	2004	**2005**	2004 (Restated)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The People's Republic of China				
Hong Kong	**61,621**	52,509	**14,285**	19,450
Mainland China	**141,869**	103,924	**8,988**	9,310
Other Asian countries	**294,276**	361,436	**3,340**	13,897
Europe	**257,416**	264,278	**1,476**	6,813
North and South America	**285,201**	234,859	**15,745**	22,599
Australia and New Zealand	**33,716**	49,904	**6,703**	1,108
Others	**3,194**	12,760	**6,898**	5,827
	1,077,293	1,079,670	**57,435**	79,004

5. **Other operating expenses**

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Amortisation of goodwill of subsidiaries/business	–	1,112

6. **Profit from operations**

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	**8,019**	3,242
Amortisation of trademarks	**2,091**	2,091
Depreciation of property, plant and equipment		
Owned assets	**30,936**	30,994
Assets held under finance leases	**805**	595

7. **Net investment gain**

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Realized gain on disposal of an investment	**187**	879
Net unrealized holding loss on other investments	–	(6)
	187	873

8. **Taxation**

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Hong Kong Profits Tax	**2,169**	6,022
Taxation in jurisdictions other than Hong Kong	**12,183**	6,963
Deferred taxation	**451**	(226)
	14,803	12,759

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

9. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30,	
	2005	2004 (Restated)
	HK$'000	*HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**42,820**	54,400
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(185)**	(1,705)
Adjustment resulting from the assumed conversion of the convertible note	**–**	(4,529)
Earnings for the purpose of diluted earnings per share	**42,635**	48,166
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**548,640**	543,414
Effect of dilutive potential shares on share options	**1,311**	7,462
Weighted average number of shares for the purpose of diluted earnings per share	**549,951**	550,876

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2, is as follows:

	Basic	Diluted
	HK cents	*HK cents*
Earnings per share, previously stated	**10.2**	9.0
Adjustments arising from the adoption of HKFRS 2	**(0.2)**	(0.2)
Adjustments arising from the adoption of HKAS 21	**–**	–
Earnings per share, as restated	**10.0**	8.8

The computation of diluted earnings per share for the period ended September 30, 2004 assumes the conversion of the convertible note into the shares of GP Industries Limited.

10. *Property, plant and equipment*

During the period, the Group spent approximately HK$43,359,000 (six months ended September 30, 2004: HK$52,695,000) on property, plant and equipment to expand its business.

11. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
0-60 Days	511,321	620,015
61-90 Days	31,539	26,006
>90 Days	482,029	459,340
	1,024,889	1,105,361

12. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
0-60 Days	**430,623**	430,742
61-90 Days	**53,863**	54,141
>90 Days	**242,864**	279,186
	727,350	764,069

13. Contingencies and commitments

(a) *Contingent liabilities*

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Guarantees given to banks in respect of banking facilities utilised by associates	**149,621**	33,047

(b) *Capital commitment*

	September 30, 2005 *HK$'000*	March 31, 2005 *HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**2,111**	9,014

At September 30, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$640,000 (March 31, 2005: HK$3,120,000).

(c) *Other commitment*

Under the terms of the revised Joint Venture Agreement ("JVA") dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

14. *Related party transactions*

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Sales to associates and jointly controlled entities	31,629	44,685
Purchases from associates	41,771	83,883
Interest income received from associates	–	62
Management fee income received from associates	5,605	5,605
Rental income from associates	3,921	4,050

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2005	March 31, 2005
	HK$'000	*HK$'000*
Trade receivables from associates and jointly controlled entities	58,155	60,791
Trade payables due to associates and jointly controlled entities	9,734	26,977

SUMMARY OF RESULTS

For the six months ended September 30, 2005, the Group's turnover amounted to HK$1,077 million, a decrease of 0.2% as compared with HK$1,080 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$42.8 million, a decrease of 21.3% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 7.8 cents as compared with 10.0 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 3.0 cents (2004: 4.0 cents) per share. This amounts to a total dividend payment of approximately HK$16,479,000 (2004: HK$21,785,000) based on the total number of shares in issue as at November 17, 2005, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on December 23, 2005 to registered shareholders of the Company on December 16, 2005.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from December 13, 2005 to December 16, 2005, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on December 12, 2005.

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations

As at September 30, 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in shares of the Company (long positions)

As at September 30, 2005, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

	Number of ordinary shares held			Percentage of issued share capital of the Company
Name of Director	Personal Interests	Family Interests	Total Interests	%
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations *(Continued)*

(b) Interests in shares of the Company's associated corporations (long positions)

As at September 30, 2005, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.1% owned associate of GP Industries Limited ("GP Ind"), CIH Limited ("CIHL"), a 67.9% owned subsidiary of GP Ind, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 87.1% owned subsidiary of the Company, were as follows:

	Number of ordinary shares and percentage of their issued share capital held							
	GPBI		GPIT		CIHL		GP Ind	
Name of Director	*Number*	*%*	*Number*	*%*	*Number*	*%*	*Number*	*%*
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.08
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-
CHAN Kei Biu	-	-	-	-	-	-	-	-

Save as disclosed above, as at September 30, 2005, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures

(a) The Company has an executives' share option scheme (the "Old ESOS"), which was adopted pursuant to an ordinary resolution passed on September 28, 1999 to enable the directors of the Company to offer to eligible employees, including executive directors, of the Company or any of its subsidiaries options to subscribe for the Company's shares. The Old ESOS was initially valid and effective for a period of five years from the date of adoption until it was discontinued and replaced by the new share option scheme (the "New Option Scheme") on September 12, 2002 pursuant to an ordinary resolution passed on the same date. The purpose of the Old ESOS was to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company. Options granted are exercisable at the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old ESOS.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The movements in the number of options, which had been granted to directors of the Company and employees of the Group under the Old ESOS, during the period were as follows:

				Number of option shares			
Name of Director	Date of Grant	Exercisable period	Exercise Price HK$	Outstanding at 4.1.2005	Exercised during the period	Expired during the period	Outstanding at 9.30.2005
Victor LO Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	(1,250,000)	-	-
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	-	-	1,250,000
Andrew NG Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	(1,000,000)	-	-
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	-	-	1,000,000
Kevin LO Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	-	-
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	-	625,000
Paul LO Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	-	-
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	-	625,000
Andrew CHUANG Siu Leung	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	-	625,000
CHAU Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	-	625,000
Raymond WONG Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	-	625,000
				8,875,000	(3,500,000)	-	5,375,000
Employees	5.8.2000	5.8.2000-5.7.2005	1.41	375,000	(275,000)	(100,000)	-
	3.30.2001	3.30.2001-3.29.2006	1.45	1,475,000	-	-	1,475,000
				1,850,000	(275,000)	(100,000)	1,475,000
				10,725,000	(3,775,000)	(100,000)	6,850,000

Note: The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$1.95.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

The number of shares in respect of which options had been granted and outstanding on September 30, 2005 under the New Option Scheme was 14,835,000 representing 2.7% of the shares of the Company on September 30, 2005. Option granted must be taken up within the period as specified in the offer of options, and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The movements in the number of options, which had been granted to the directors of the Company and employees of the Group under the New Option Scheme, during the period were as follows:

				Number of option shares		
Name of Director	Date of Grant	Exercisable period	Exercise Price *HK$*	Outstanding at 4.1.2005	Exercised during the period	Outstanding at 9.30.2005
Victor LO Chung Wing	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
Andrew NG Sung On	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
Kevin LO Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
Paul LO Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
Richard KU Yuk Hing	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
Andrew CHUANG Siu Leung	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
CHAU Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
	10.2.2003	10.2.2003-10.1.2008	1.84	600,000	–	600,000
Raymond WONG Wai Kan	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
Vincent CHEUNG Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	300,000
	10.2.2003	10.2.2003-10.1.2008	1.84	400,000	–	400,000
LUI Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	300,000	–	300,000
				10,850,000	–	10,850,000
Employees	10.18.2002	4.18.2003-10.17.2007	1.17	1,350,000	(250,000)	1,100,000
	10.2.2003	10.2.2003-10.1.2008	1.84	2,885,000	–	2,885,000
				4,235,000	(250,000)	3,985,000
				15,085,000	(250,000)	14,835,000

Note: The weight average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$1.84.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(b) GP Ind has a share option scheme adopted in November 1999 (the "GP Ind 1999 Option Scheme"). According to the GP Ind 1999 Option Scheme, the directors of GP Ind is authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstanding on September 30, 2005 under the GP Ind 1999 Option Scheme was 13,880,000, representing 3.0% of the shares of GP Ind on September 30, 2005. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company and employees of the Group under the GP Ind 1999 Option Scheme, during the period were as follows:

				Number of option shares			
Name of Director	Date of grant	Exercisable period	Exercise Price S$	Outstanding at 4.1.2005	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2005
Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	-	-	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	-	-	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	-	-	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	384,000	-	-	384,000
	7.5.2004	7.5.2005-7.4.2014	1.030	400,000	-	-	400,000
LEUNG Pak Chuen	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	-	-	350,000
	7.5.2004	7.5.2005-7.4.2014	1.030	380,000	-	-	380,000
Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	-	-	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	-	-	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	-	-	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	130,000	-	-	130,000
	7.5.2004	7.5.2005-7.4.2014	1.030	150,000	-	-	150,000

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

				Number of option shares			
Name of Director	Date of grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2005	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2005
CHAU Kwok Wai	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	140,000
	9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	140,000
	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
				4,488,000	–	–	4,488,000
Directors of GP Ind	9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	300,000
	7.5.2004	7.5.2005-7.4.2014	1.030	350,000	–	–	350,000
Non-executive directors of GP Ind	4.4.2001	4.4.2003-4.3.2006	0.620	140,000	–	–	140,000
	8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	240,000
	7.5.2004	7.5.2005-7.4.2009	1.030	270,000	–	–	270,000
Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	509,000	(120,000)	–	389,000
	4.4.2001	4.4.2003-4.3.2011	0.620	1,514,000	(184,000)	–	1,330,000
	8.14.2002	8.14.2003-8.13.2012	0.550	653,000	(54,000)	–	599,000
	9.15.2003	9.15.2004-9.14.2013	0.880	2,601,000	–	(45,000)	2,556,000
	7.5.2004	7.5.2005-7.4.2014	1.030	3,199,000	–	(135,000)	3,064,000
				9,930,000	(358,000)	(180,000)	9,392,000
				14,418,000	(358,000)	(180,000)	13,880,000

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.88.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(c) CIHL has a share option scheme adopted in June 1999 (the "CIHL 1999 Option Scheme"). According to the CIHL 1999 Option Scheme, the directors of CIHL is authorised, at any time within ten years after the adoption of CIHL 1999 Option Scheme, to grant options to any directors or employees of CIHL or any of its subsidiaries to subscribe for CIHL's shares at a price not more than 20% discount of the average of the closing prices of CIHL's shares on the three trading days immediately proceeding the offer date of the options or the nominal value of the CIHL's shares, whichever is higher. Unless otherwise cancelled or amended, CIHL 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

The number of shares in respect of which options had been granted and outstanding on September 30, 2005 under the CIHL 1999 Option Scheme was 544,000, representing 0.4% of the shares of CIHL on September 30, 2005. Options granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company and employees of the Group under the CIHL 1999 Option Scheme, during the period were as follows:

				Number of option shares			
Name of Director	Date of grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2005	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2005
Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	–	–	200,000
CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	–	–	160,000
				360,000	–	–	360,000
Directors of CIHL	5.25.2000	5.25.2002-5.24.2010	2.025	50,000	(20,000)	–	30,000
Non-executive directors of CIHL	5.25.2000	5.25.2002-5.24.2005	2.25	150,000	(150,000)	–	–
Employees of the Group	5.25.2000	5.25.2002-5.24.2010	1.9125	134,000	–	(12,000)	122,000
	5.25.2000	5.25.2002-5.24.2010	2.025	142,000	–	(110,000)	32,000
				476,000	(170,000)	(122,000)	184,000
				836,000	(170,000)	(122,000)	544,000

Note: The weighted average closing price of CIHL's shares immediately before the dates on which the options were exercised was S$2.71.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(d) GPBI has a share option scheme adopted in December 1999 (the "GPBI 1999 Option Scheme"). The GPBI 1999 Option Scheme enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe for GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. A summary of options outstanding during the period, which have been granted to the directors of the Company under the GPBI 1999 Option Scheme was as follows:

Name of Director	Date of Grant	Exercisable period	Exercise Price S$	Number of option shares outstanding at 4.1.2005 and 9.30.2005
Andrew NG Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	190,000
Richard KU Yuk Hing	6.25.2003	6.25.2005-6.24.2013	2.500	170,000
Raymond WONG Wai Kan	8.5.2002	8.5.2004-8.4.2012	1.250	120,000
	6.25.2003	6.25.2005-6.24.2013	2.500	120,000
				1,190,000

Saved as disclosed above, as at September 30, 2005, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

Substantial Shareholder

As at September 30, 2005, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Section 336 of the SFO, or who was, directly or indirectly , interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Capacity	Number of ordinary shares held	Approximate percentage of issued shares
Schneider Electric Industries, S.A.	Beneficial owner	54,564,000	9.93%

Saved as disclosed above, as at September 30, 2005, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Compliance with the Code on Corporate Governance Practices

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the period, except for the following deviations:

Code Provision A.2.1 stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor Lo Chung Wing is currently the Chairman & Chief Executive of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses have been separately listed and each run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors were not appointed for a specific term but is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Article of Association.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its code of conduct regarding the directors' securities transactions. Having made specific enquiring of all Directors, the Company confirmed that all Directors have complied with the required standard set out in Appendix 10 of the Listing Rules throughout the period.

Audit Committee

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The unaudited interim financial statements for the six months ended September 30, 2005 have been reviewed by the Company's audit committee.

Board of Directors

As at the date of this report, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 18, 2005

遵守「董事進行證券交易的標準守則」

本公司已就董事進行的證券交易，採納載於上市規則附錄10「董事進行證券交易的標準守則」作行為守則。經向本公司董事充分諮詢後，本公司有理由相信於期內董事已遵守上市規則附錄10所規定的準則。

審核委員會

本公司遵守上市規則第3.21條規定成立審核委員會，以審閱及監察本集團之財務匯報及內部監控等事項。審核委員會包括本公司三位獨立非執行董事及一位非執行董事。審核委員會並已審閱本公司截至二零零五年九月三十日止六個月之未經審核中期財務報表。

董事局

截至本報告刊發日期，本公司董事局成員包括：執行董事羅仲榮先生（主席兼總裁）、吳崇安先生（副主席）、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生及王維勤先生，非執行董事張定球先生，以及獨立非執行董事呂明華先生、陳志聰先生及陳其鑣先生。

承董事局命
公司秘書
黃文傑

香港，二零零五年十一月十八日

主要股東

於二零零五年九月三十日，下列人士（非本公司之董事或總裁）擁有根據證券及期貨條例第三三六條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上：

股東名稱	身份	持有普通股數目	股權百分比
Schneider Electric Industries, S.A.	受益人	54,564,000	9.93%

除以上所披露者外，於二零零五年九月三十日，公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

本公司上市證券之買賣及贖回

於期內，公司及其任何附屬公司沒有買賣或贖回本公司之任何上市證券。

遵守「企業管治常規守則」

除以下所述之偏離行為者，本公司已遵從載於上市規則附錄14「企業管治常規守則」之守則條文。

守則條文第A.2.1條規定主席及行政總裁之職能應分離，而不應同時由一人兼任。羅仲榮先生為本公司主席兼總裁。由於集團之主要業務已分別上市並由不同董事局管理，董事局認為此架構不會影響董事局及管理層兩者之間的權力和職權的平衡。

守則條文第A.4.1條規定非執行董事的委任應有指定任期，並須接受重新選舉。本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。

(2) 董事及總裁購買股份或債券之權利 *(續)*

(d) 金山電池有一項於一九九九年十二月採納之認股權計劃(「一九九九年金山電池認股權計劃」)。一九九九年金山電池認股權計劃使金山電池之董事可授予金山電池及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年金山電池認股權計劃已授予公司董事而尚未行使之認股權數目於期內之摘要如下:

董事	授予日期	可行使之日期	行使價格 *坡元*	認股權數目 於二零零五年 四月一日及 九月三十日 尚未行使
吳崇安	3.17.2000	3.17.2002-3.16.2010	1.410	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	190,000
顧玉興	6.25.2003	6.25.2005-6.24.2013	2.500	170,000
王維勤	8.5.2002	8.5.2004-8.4.2012	1.250	120,000
	6.25.2003	6.25.2005-6.24.2013	2.500	120,000
				1,190,000

除以上所披露外,於二零零五年九月三十日,本公司之董事及總裁沒有於本公司或其聯營公司(定義見證券及期貨條例第十五節)之股份、相關股份或債券中,擁有根據證券及期貨條例第十五節須通知本公司及香港聯交所,或根據證券及期貨條例第三五二條須記入該條例所述登記冊,或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉(包括根據該等條例任何該等董事及總裁,已擁有或被當作擁有之權益或淡倉)。

(2) 董事及總裁購買股份或債券之權利（續）

(c) CIHL有一項於一九九九年六月採納之認股權計劃（「一九九九年CIHL認股權計劃」）。依照一九九九年CIHL認股權計劃，授權CIHL之董事，於一九九九年CIHL認股權計劃生效後之十年內任何時間，可授予CIHL及其任何附屬公司之任何董事及僱員認購CIHL股份之特權，其作價並不可高於授予認股權日期前三個交易日之平均收市價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年CIHL認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。

於二零零五年九月三十日，按一九九九年CIHL認股權計劃授出而尚未行使之認股權可認購之股份為數544,000股，此代表CIHL於二零零五年九月三十日股份之0.4%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年CIHL認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目			
董事	授予日期	可行使之日期	行使價格 坡元	於二零零五年四月一日尚未行使	期內行使	期內註銷	於二零零五年九月三十日尚未行使
羅仲榮	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	–	–	200,000
周國偉	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	–	–	160,000
				360,000	–	–	360,000
CIHL之董事	5.25.2000	5.25.2002-5.24.2010	2.025	50,000	(20,000)	–	30,000
CIHL之非執行董事	5.25.2000	5.25.2002-5.24.2005	2.25	150,000	(150,000)	–	–
本集團僱員	5.25.2000	5.25.2002-5.24.2010	1.9125	134,000	–	(12,000)	122,000
	5.25.2000	5.25.2002-5.24.2010	2.025	142,000	–	(110,000)	32,000
				476,000	(170,000)	(122,000)	184,000
				836,000	(170,000)	(122,000)	544,000

附註： 認股權行使前CIHL股份收市價之加權平均數為2.71坡元。

(2) 董事及總裁購買股份或債券之權利 *(續)*

董事	授予日期	可行使之日期	行使價格 *坡元*	認股權數目 於二零零五年四月一日尚未行使	期內行使	期內註銷	於二零零五年九月三十日尚未行使
周國偉	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
王維勤	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	140,000
	9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	140,000
	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
				4,488,000	–	–	4,488,000
GP工業之董事	9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	300,000
	7.5.2004	7.5.2005-7.4.2014	1.030	350,000	–	–	350,000
GP工業之非執行董事	4.4.2001	4.4.2003-4.3.2006	0.620	140,000	–	–	140,000
	8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	240,000
	7.5.2004	7.5.2005-7.4.2009	1.030	270,000	–	–	270,000
本集團僱員	4.14.2000	4.14.2002-4.13.2010	0.456	509,000	(120,000)	–	389,000
	4.4.2001	4.4.2003-4.3.2011	0.620	1,514,000	(184,000)	–	1,330,000
	8.14.2002	8.14.2003-8.13.2012	0.550	653,000	(54,000)	–	599,000
	9.15.2003	9.15.2004-9.14.2013	0.880	2,601,000	–	(45,000)	2,556,000
	7.5.2004	7.5.2005-7.4.2014	1.030	3,199,000	–	(135,000)	3,064,000
				9,930,000	(358,000)	(180,000)	9,392,000
				14,418,000	(358,000)	(180,000)	13,880,000

*附註：*認股權行使前GP工業股份收市價之加權平均數為0.88坡元。

(2) 董事及總裁購買股份或債券之權利（續）

(b) GP工業有一項於一九九九年十一月通過之認股權計劃（「一九九九年GP工業認股權計劃」）。依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於授予認股權日期前三個交易日之平均收市價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

於二零零五年九月三十日，按一九九九年GP工業認股權計劃授出而尚未行使之認股權可認購之股份為13,880,000股，此代表GP工業於二零零五年九月三十日股份之3.0%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目			
董事	授予日期	可行使之日期	行使價格 坡元	於二零零五年 四月一日 尚未行使	期內行使	期內註銷	於二零零五年 九月三十日 尚未行使
羅仲榮	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	384,000	–	–	384,000
	7.5.2004	7.5.2005-7.4.2014	1.030	400,000	–	–	400,000
梁伯全	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	–	–	350,000
	7.5.2004	7.5.2005-7.4.2014	1.030	380,000	–	–	380,000
莊紹樑	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	130,000	–	–	130,000
	7.5.2004	7.5.2005-7.4.2014	1.030	150,000	–	–	150,000

(2) 董事及總裁購買股份或債券之權利 *(續)*

按新認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 港元	於二零零五年四月一日尚未行使	期內行使	於二零零五年九月三十日尚未行使
羅仲榮	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
吳崇安	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
羅仲炳	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
羅仲煒	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
顧玉興	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
莊紹樑	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
周國偉	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
	10.2.2003	10.2.2003-10.1.2008	1.84	600,000	–	600,000
王維勤	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
張定球	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	300,000
	10.2.2003	10.2.2003-10.1.2008	1.84	400,000	–	400,000
呂明華	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	300,000	–	300,000
				10,850,000	–	10,850,000
僱員	10.18.2002	4.18.2003-10.17.2007	1.17	1,350,000	(250,000)	1,100,000
	10.2.2003	10.2.2003-10.1.2008	1.84	2,885,000	–	2,885,000
				4,235,000	(250,000)	3,985,000
				15,085,000	(250,000)	14,835,000

附註： 認股權行使前本公司股份收市價之加權平均數為1.84港元。

(2) 董事及總裁購買股份或債券之權利 *(續)*

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予認股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。按新認股權計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人仕之認股權而產生的股票數目不得超過授予日已發行股份之1%。

於二零零五年九月三十日，按新認股權計劃授出而尚未行使之認股權可認購之股份共14,835,000股，為本公司於二零零五年九月三十日股份之2.7%。授予的認股權必須於授予認股權之指定時期內，以1港元作代價支付。授予之認股權可於授予之認股權指定日期內行使。

(2) 董事及總裁購買股份或債券之權利 *(續)*

按舊認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

董事	授予日期	可行使之日期	行使價格 港元	認股權數目 於二零零五年四月一日尚未行使	期內行使	期內期滿	於二零零五年九月三十日尚未行使
羅仲榮	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	(1,250,000)	–	–
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–	–	1,250,000
吳崇安	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	(1,000,000)	–	–
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–	–	1,000,000
羅仲炳	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	–	–
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	–	625,000
羅仲煒	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	–	–
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	–	625,000
莊紹樑	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	–	625,000
周國偉	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	–	625,000
王維勤	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	–	625,000
				8,875,000	(3,500,000)	–	5,375,000
僱員	5.8.2000	5.8.2000-5.7.2005	1.41	375,000	(275,000)	(100,000)	–
	3.30.2001	3.30.2001-3.29.2006	1.45	1,475,000	–	–	1,475,000
				1,850,000	(275,000)	(100,000)	1,475,000
				10,725,000	(3,775,000)	(100,000)	6,850,000

附註： 認股權行使前本公司股份收市價之加權平均數為1.95港元。

(1) 董事及總裁於本公司及其聯營公司證券之權益（*續*）

(b) *公司之聯營公司股份權益（好倉）*

於二零零五年九月三十日，各董事及總裁於GP工業有限公司（「GP工業」）佔49.1%權益之聯營公司金山電池國際有限公司（「金山電池」）及GP工業佔67.9%權益之附屬公司CIH Limited（「CIHL」），以及金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司（「金山電能」）以及公司佔87.1%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

	持有普通股份數目及所佔公司已發行股份百份比							
	金山電池		金山電能		CIHL		GP工業	
董事	*股份數目*	*百份比*	*股份數目*	*百份比*	*股份數目*	*百份比*	*股份數目*	*百份比*
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.08
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–	–	–

除以上所披露外，於二零零五年九月三十日，各董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

(2) 董事及總裁購買股份或債券之權利

(a) 本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」），使其董事可授予本公司及其任何附屬公司之合適僱員（包括執行董事）認購本公司股份之權利。舊認股權計劃於生效當日起計五年內被確認及有效，直至二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。授予之認股權可於這等權利授予日起行使，於第五個週年日辦公時間止屆滿。然而，在舊認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊認股權計劃的規則執行直至該認股權完全行使或期滿。

權益之披露

(1) 董事及總裁於本公司及其聯營公司證券之權益

於二零零五年九月三十日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

(a) 公司股份之權益（好倉）

於二零零五年九月三十日，各董事及總裁擁有公司普通股份之權益如下：

	持有普通股份數目			公司已發行
	個人權益	家族權益	權益總數	股份之百分比
董事				%
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

業績概要

本集團截至二零零五年九月三十日止六個月之營業額為1,077,000,000港元，與去年同期之1,080,000,000港元比較，減少0.2%。未經審核股東應佔綜合溢利為42,800,000港元，比去年同期減少21.3%。基本每股盈利為7.8港仙，去年同期則為10.0港仙。

中期股息

董事局議決派發中期股息每股3.0港仙（二零零四年：4.0港仙）。以二零零五年十一月十七日（即本中期業績報告前之最後可行日期）已發行股份總數計算，合共派發股息約為16,479,000港元（二零零四年：21,785,000港元）。股息權證將於二零零五年十二月二十三日寄予於二零零五年十二月十六日之本公司登記股東。

暫停辦理股東登記

本公司將於二零零五年十二月十三日至二零零五年十二月十六日（包括首尾兩天）暫停辦理過戶登記，期間不會登記股份之轉讓。

如欲獲派中期股息，所有過戶文件連同有關股票須於二零零五年十二月十二日下午四時正前一併送達本公司股票過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

14. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月	
	二零零五年 千港元	二零零四年 千港元
出售予聯營公司及共同控制公司	**31,629**	44,685
購買自聯營公司	**41,771**	83,883
自聯營公司之利息收入	**–**	62
自聯營公司之管理費收入	**5,605**	5,605
自聯營公司之租金收入	**3,921**	4,050

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零五年 九月三十日 千港元	二零零五年 三月三十一日 千港元
應收聯營公司及共同控制公司貨款	**58,155**	60,791
應付聯營公司及共同控制公司貨款	**9,734**	26,977

11. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶之信貸一般由三十至九十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析：

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
0-60天	**511,321**	620,015
61-90天	**31,539**	26,006
超過90天	**482,029**	459,340
	1,024,889	1,105,361

12. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
0-60天	**430,623**	430,742
61-90天	**53,863**	54,141
超過 90天	**242,864**	279,186
	727,350	764,069

13. 或然負債及資本承擔

(a) 或然負債

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
就聯營公司獲授信貸而向銀行提供擔保	**149,621**	33,047

(b) 資本承擔

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
關於物業、廠房及設備已簽約但未在財務報表撥備之資本承擔	**2,111**	9,014

於二零零五年九月三十日，集團亦承諾投資640,000港元於非上市證券。（二零零五年三月三十一日：3,120,000港元）。

(c) 其他承擔

根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有奇勝認沽期權可將於奇勝亞洲所持有之50%權益全數售予Schneider，而Schneider亦享有Schneider認購期權可全數購入CIHL於奇勝亞洲所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日後，任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時，或當Schneider或CIHL之控制權出現轉變時（如發生），各自行使本身擁有之選擇權。

9. 每股盈利

每股基本盈利及攤薄盈利乃根據下列數據計算：

	截至九月三十日止六個月 二零零五年 千港元	二零零四年 (重新編列) 千港元
盈利		
全期純利及計算基本每股盈利之溢利	**42,820**	54,400
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	**(185)**	(1,705)
假設可換股票據被轉換作出之調整	**–**	(4,529)
計算攤薄每股盈利之盈利	**42,635**	48,166
	'000	*'000*
股份數目		
計算基本每股盈利之股份加權平均數	**548,640**	543,414
認股權之可攤薄潛在股份之影響	**1,311**	7,462
計算攤薄每股盈利之股份加權平均數	**549,951**	550,876

因附註2所述之會計政策改變而就此比較用之基本每股盈利及攤薄每股盈利作出之調整如下：

	基本 港仙	攤薄 港仙
每股盈利（如前期載述）	**10.2**	9.0
因採納香港財務報告準則第2號而作出之調整	**(0.2)**	(0.2)
因採納香港會計準則第21號而作出之調整	**–**	–
每股盈利（重新編列）	**10.0**	8.8

截至二零零四年九月三十日止期度攤薄每股盈利之計算乃假設可換股票據被轉換為GP工業之股份。

10. 物業、廠房及設備

於期內，本集團耗資約43,359,000港元（截至二零零四年九月三十日止六個月：52,695,000港元）於物業、廠房及設備，以擴展其業務。

5. 其他營業支出

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
攤銷購入附屬公司／業務引發之商譽	**–**	1,112

6. 營業溢利

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
營業溢利已減除以下項目：		
遞延支出攤銷	**8,019**	3,242
商標攤銷	**2,091**	2,091
物業，廠房及設備折舊及攤銷		
擁有之資產	**30,936**	30,994
財務租賃之資產	**805**	595

7. 投資淨收益

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
出售一項投資變現之收益	**187**	879
持有其他投資未變現之淨虧損	**–**	(6)
	187	873

8. 税項

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
香港利得税	**2,169**	6,022
香港以外其他地區税項	**12,183**	6,963
遞延税項	**451**	(226)
	14,803	12,759

香港利得税乃就期內估計應課税溢利按税率17.5%（二零零四年：17.5%）計算。

香港以外地區税項乃按有關司法管轄之現行税率計算。

截至二零零四年九月三十日止六個月（重新編列）

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	122,674	946,204	–	10,792	–	1,079,670
內部對銷	–	3,550	–	–	(3,550)	–
	122,674	949,754	–	10,792	(3,550)	1,079,670

內部業務銷售乃按現行市場價格進行。

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
業績						
業務業績	(2,449)	46,315	–	8,763	–	52,629
不能分類之企業費用						(28,652)
其他企業收入						8,170
營業溢利						32,147
投資淨收益						873
財務成本						
－業務	(1,778)	(15,380)	–	(6,150)	–	(23,308)
－企業						(13,767)
所佔聯營公司業績	(5,584)	60,258	44,835	(7,369)	–	92,140
所佔共同控制公司業績	–	–	–	(4,195)	–	(4,195)
應當出售／出售部份附屬公司權益之虧損						(3,290)
攤銷購入聯營公司權益引發之溢價						(2,114)
變現購入聯營公司權益引發之折讓						518
除稅前溢利						79,004
稅項						(12,759)
除稅後溢利						66,245
屬於						
本公司資本股東						54,400
少數股東權益						11,845
						66,245

(b) *地域分類*

集團營業額及除稅前溢利以地域市場劃分如下：

	截至九月三十日止六個月			
	營業額		**除稅前溢利**	
	二零零五年 千港元	二零零四年 千港元	**二零零五年 千港元**	二零零四年（重新編列） 千港元
中華人民共和國				
香港	**61,621**	52,509	**14,285**	19,450
內地	**141,869**	103,924	**8,988**	9,310
其它亞洲國家	**294,276**	361,436	**3,340**	13,897
歐洲	**257,416**	264,278	**1,476**	6,813
北美及南美洲	**285,201**	234,859	**15,745**	22,599
澳洲及新西蘭	**33,716**	49,904	**6,703**	1,108
其他	**3,194**	12,760	**6,898**	5,827
	1,077,293	1,079,670	**57,435**	79,004

4. 分類資料

本集團分類資料之分析如下：

(a) *以業務分類*

以主要活動分析營業額及溢利如下：

截至二零零五年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	137,718	922,407	–	17,168	–	1,077,293
內部對銷	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

內部業務銷售乃按現行市場價格進行。

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
業績						
業務業績	21,161	33,209	–	12,031	–	66,401
不能分類之企業費用						(23,546)
其他企業收入						27,923
營業溢利						70,778
投資淨收益						187
財務成本						
－業務	(3,149)	(24,303)	–	(2,848)	–	(30,300)
－企業						(25,358)
所佔聯營公司業績	(828)	37,524	17,413	(254)	–	53,855
所佔共同控制公司業績	–	–	–	(17,749)	–	(17,749)
應當出售／出售部份附屬公司權益之收益						6,063
應當出售一聯營公司部份權益之虧損						(41)
除稅前溢利						57,435
稅項						(14,803)
除稅後溢利						42,632
屬於						
本公司資本股東						42,820
少數股東權益						(188)
						42,632

(b) 於二零零五年三月三十一日及二零零五年四月一日因應用新香港財務報告準則之累計影響摘要如下：

	於二零零五年三月三十一日（原先編列）千港元	會計政策改變影響 千港元	於二零零五年三月三十一日（重新編列）千港元	採用新會計準則之年初數調整 千港元	於二零零五年四月一日（重新編列）千港元
資產負債表項目					
證券投資（非流動）	149,538	–	149,538	(149,538)	–
證券投資（流動）	233,901	–	233,901	(233,901)	–
可出售投資（非流動）	–	–	–	149,538	149,538
可出售投資（流動）	–	–	–	233,901	233,901
對資產及負債之影響	383,439	–	383,439	–	383,439
保留溢利	1,061,571	(9,633)	1,051,938	(535,804)	516,134
換算儲備	(147,739)	3,005	(144,734)	–	(144,734)
購股權儲備	–	6,628	6,628	–	6,628
商譽儲備	(538,633)	–	(538,633)	538,633	–
少數股東權益	–	844,965	844,965	417	845,382
對權益之影響	375,199	844,965	1,220,164	3,246	1,223,410
少數股東權益	844,965	(844,965)	–	–	–

(c) 於二零零四年三月三十一日及二零零四年四月一日因應用新香港財務報告準則之累計影響摘要如下：

	於二零零四年四月一日（原先編列）千港元	會計政策改變影響 千港元	於二零零四年四月一日（重新編列）千港元
保留溢利	1,030,696	(2,720)	1,027,976
換算儲備	(143,886)	1,955	(141,931)
購股權儲備	–	765	765
少數股東權益	–	272,836	272,836
對權益之影響	886,810	272,836	1,159,646

(b) *香港財務報告準則第2號－股權支付*

於本會計期間，本集團應用香港財務報告準則第2號，規定本集團以股份或享有股份的權利交換購買的貨品或獲取的服務（「權益結算交易」）或用以交換其他資產價值相當於指定數目的股份或享有股份的權利（「現金結算交易」）須確認為支出入賬。香港財務報告準則第2號對於本集團的主要影響乃關乎本公司，其附屬公司及其聯營公司董事及僱員購股權於授出日期釐定的公平值，須按歸屬期，行使價、股價波幅及其他因素支銷。在應用香港財務報告準則第2號以前，本集團僅於購股權行使後始確認其財務影響。本集團就其於二零零五年四月一日或以後授予之購股權已應用香港財務報告準則第2號。對於二零零五年四月一日前授予之購股權，根據有關之過渡條文，本集團並未就其於二零零二年十一月七日或以前授予之購股權及其於二零零二年十一月七日後授予而於二零零五年四月一日前予以有效之購股權應用香港財務報告準則第2號。然而，本集團仍須追溯應用香港財務報告準則第2號於二零零二年十一月七日或該日後授予而於二零零五年四月一日未予有效之購股權。

上述改變之影響概述於中期財務報表附註3內。比較數字已被重新編列。

(c) *香港財務報告準則第3號－企業合併*

在以往期間，對於在二零零一年四月一日之前因收購而產生之商譽會繼續保留於儲備內；而於二零零一年四月一日或該日後因收購而產生之商譽則會被資本化及以直線法按其可用年期攤銷。本集團採用香港財務報告準則第3號下之相關過渡條文。將以前在儲備中所確認之商譽已於二零零五年四月一日轉入本集團之保留溢利內。以前在資產負債表內已被資本化之此類商譽已於二零零五年四月一日開始停止攤銷，商譽將每年進行減值測試。由二零零五年四月一日或該日後收購所產生之商譽，會在初步確認後按成本減去累計之減值虧損。因會計政策之轉變，本期間內並無攤銷商譽之抵銷。上述改變之影響概述於中期財務報表附註3內。根據香港財務準則第3號比較數字並無重列。

(d) *香港會計準則第21號*

於本會計期間，本集團應用香港會計準則第21號，規定本集團淨額投資於海外附屬公司或聯營公司中貨幣項目引發之匯兌差額須計入個別公司損益表中。該等匯兌差額於本集團綜合財務報表中將調撥入儲備，惟引致該匯兌差額之貨幣項目以不同於投資公司及被投資公司之功能貨幣為單位除外。

上述改變之影響概述於中期財務報表附註3內。比較數字已被重新編列。

3. **會計政策改變之影響摘要**

(a) 附註2提述之會計政策改變對本會計期間及過往會計期間業績之影響如下：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
商譽攤銷減少	**2,012**	–
授予僱員購股權之費用	**(689)**	(678)
所佔聯營公司業績減少	**(293)**	(587)
購入聯營公司商譽攤銷減少	**2,113**	–
變現聯營公司折讓變現之減少	**(493)**	–
貨幣項目引致之滙兑收益／（虧損）	**1,696**	(89)
盈利增加／（減少）	**4,346**	(1,354)

未經審核中期財務報表附註

1. 編制基準

此未經審核中期財務報告乃遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之規定，及採用香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十六之披露要求而編制。

除本集團因採用新頒佈之香港財務報告準則、香港會計準則及註釋（在下文統稱為「新香港財務報告準則」而變更若干會計政策外，本中期財務報告所採用的會計政策與編製本集團截至二零零五年三月三十一日止年度的財務報告一致。採用新準則之影響載於賬目附註2。

2. 主要會計政策

於本會計期間，本集團首次應用多項由香港會計師公會頒佈之新香港財務報告準則。應用新香港財務報告準則導致收益表、資產負債表以及權益變動表的呈列方法有所改變，尤其對有關少數股東權益及應佔聯營公司及共同控制公司税項的呈列方法，該等呈列方法的改變已追溯應用。採用新香港財務報告準則導致本集團會計政策在以下幾方面有所改變，影響本會計期間及以往會計期間之業績編製及呈列。

(a) 香港會計準則第32號及香港會計準則第39號－財務工具

(i) 股本證券

在過往年度，除持有至期滿日之債券外，本集團就其股本證券投資適當地分類為投資證券及其他投資。投資證券以成本減去任何已辨別之損值虧損列賬，而其他投資則以公平值計量，而未變現之收益或虧損將包括在該年度之純利或虧損中。於採用香港會計準則第32號及香港會計準則第39號後，除持有至期滿日之債券外，本集團就其股本證券投資分類為證券投資及可供出售投資，並按獲取該項資產時之目的分類，證券投資及可供出售投資均以公平值列賬，公平值之變動則分別於損益賬及權益中確認。

上述改變之影響概述於中期財務報表附註3內。根據香港會計準則第39號之過渡性條文，比較數字並無重列。

(ii) 衍生財務工具

在過往年度，集團採用衍生財務工具為其外幣變動風險進行對沖，該等工具按現金基準確認。採納香港會計準則第39號後，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具，均須於每個結算日以公平值列賬。根據該準則，衍生工具（包括與主契約分開列賬的內含衍生工具）均視為持有作買賣用途的財務資產或財務負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，並根據被對沖項目的性質作調整。對於視為持有作買賣用途的全部衍生工具，公平值變動應於產生盈利或虧損之會計期間內確認。

上述改變之影響概述於中期財務報表附註3內。根據香港會計準則第39號之過渡性條文，比較數字並無重列。

商譽儲備	資本儲備	股本贖回儲備	股息儲備	可供出售投資儲備	累積溢利	合計	少數股東權益	合計
千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
(538,633)	582	35,358	54,298	–	1,030,696	1,278,387	272,836	1,551,223
–	–	–	–	–	(2,720)	–	–	–
(538,633)	582	35,358	54,298	–	1,027,976	1,278,387	272,836	1,551,223
–	–	–	–	–	–	3,972	–	3,972
–	–	–	–	–	–	–	29,068	29,068
–	–	–	–	–	–	–	(200,864)	(200,864)
–	–	–	–	–	–	–	811,532	811,532
–	3	–	–	–	–	(5,960)	(766)	(6,726)
–	–	–	–	–	54,400	54,400	11,845	66,245
–	–	–	–	–	–	591	87	678
–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
–	–	–	21,785	–	(21,785)	–	–	–
–	–	–	–	–	–	–	(52,659)	(52,659)
–	–	–	–	–	–	(3,685)	(2,275)	(5,960)
(538,633)	585	35,358	21,785	–	1,060,447	1,273,263	868,804	2,142,067

簡明綜合權益變動表（續）

截至二零零四年九月三十日止六個月

	股本 千港元	股本溢價 千港元	購股權儲備 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元
於二零零四年四月一日						
－如前所載	271,095	456,971	–	11,303	100,603	(143,886)
－會計政策變更之影響	–	–	765	–	–	1,955
－重新編列	271,095	456,971	765	11,303	100,603	(141,931)
發行新股（扣除開支）	1,213	2,759	–	–	–	–
應當出售／出售部份附屬公司權益	–	–	–	–	–	–
購入附屬公司額外權益	–	–	–	–	–	–
購入附屬公司	–	–	–	–	–	–
所佔聯營公司及共同控制公司儲備	–	–	512	–	–	(6,475)
期內純利	–	–	–	–	–	–
購股權開支	–	–	591	–	–	–
已派發股息						
－二零零四年末期股息	–	–	–	–	–	–
－二零零四年特別股息	–	–	–	–	–	–
已宣派股息						
－二零零五年中期股息	–	–	–	–	–	–
付予附屬公司少數股東權益之股息	–	–	–	–	–	–
貨幣調整	–	–	–	–	–	(3,685)
於二零零四年九月三十日	272,308	459,730	1,868	11,303	100,603	(152,091)

商譽儲備	資本儲備	股本 贖回儲備	股息儲備	可供出售 投資儲備	累積溢利	合計	少數股東 權益	合計
千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
(538,633)	1,127	35,358	16,479	–	1,061,571	1,274,023	844,965	2,118,988
–	–	–	–	–	(9,633)	–	–	–
(538,633)	1,127	35,358	16,479	–	1,051,938	1,274,023	844,965	2,118,988
538,633	–	–	–	–	(535,804)	2,829	417	3,246
–	1,127	35,358	16,479	–	516,134	1,276,852	845,382	2,122,234
–	–	–	–	–	–	5,612	–	5,612
–	–	–	–	–	–	–	(418)	(418)
–	–	–	–	–	–	–	(32,867)	(32,867)
–	3	–	–	(8,253)	–	(7,439)	(1,098)	(8,537)
–	–	–	–	–	42,820	42,820	(188)	42,632
–	–	–	–	–	–	600	87	687
–	–	–	–	(111,681)	–	(111,681)	(20,987)	(132,668)
–	–	–	(16,479)	–	–	(16,479)	–	(16,479)
–	–	–	16,479	–	(16,479)	–	–	–
–	–	–	–	–	–	–	(6,763)	(6,763)
–	–	–	–	–	–	(7,784)	(10,392)	(18,176)
–	1,130	35,358	16,479	(119,934)	542,475	1,182,501	772,756	1,955,257

簡明綜合權益變動表

截至二零零五年九月三十日止六個月

	股本 千港元	股本溢價 千港元	購股權儲備 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元
於二零零五年三月三十一日						
－如前所載	272,630	460,336	–	12,291	100,603	(147,739)
－會計政策變更之影響	–	–	6,628	–	–	3,005
－重新編列	272,630	460,336	6,628	12,291	100,603	(144,734)
採納新會計準則之期初數調整	–	–	–	–	–	–
於二零零五年四月一日(重新編列)	272,630	460,336	6,628	12,291	100,603	(144,734)
發行新股(扣除開支)	2,013	3,599	–	–	–	–
於附屬公司之額外投資	–	–	–	–	–	–
應當出售/出售部份附屬公司權益	–	–	–	–	–	–
所佔聯營公司儲備	–	–	256	–	–	555
期內純利	–	–	–	–	–	–
購股權開支	–	–	600	–	–	–
可供出售投資公平值之改變	–	–	–	–	–	–
已派發股息						
－二零零五年末期股息	–	–	–	–	–	–
已宣派股息						
－二零零六年中期股息	–	–	–	–	–	–
付予少數股東之股息	–	–	–	–	–	–
貨幣調整	–	–	–	–	–	(7,784)
於二零零五年九月三十日	274,643	463,935	7,484	12,291	100,603	(151,963)

簡明綜合現金流量表

截至九月三十日止六個月

	二零零五年 (未經審核) *千港元*	二零零四年 (未經審核) *千港元*
經營業務之現金流入淨額	**18,610**	78,527
投資業務之現金(外流)流入淨額	**(5,717)**	526,691
融資活動之現金流入(外流)淨額	**131,575**	(332,953)
現金及等值現金之增加	**144,468**	272,265
期初之現金及等值現金	**340,633**	252,618
外幣兑換率變動之影響	**(4,410)**	(3,073)
期末之現金及等值現金	**480,691**	521,810

簡明綜合資產負債表

	附註	二零零五年九月三十日（未經審核）千港元	二零零五年三月三十一日（經審核）千港元
資產及負債			
非流動資產			
投資物業		**103,830**	104,130
物業、廠房及設備	*10*	**399,075**	418,598
所佔聯營公司權益		**1,330,459**	1,218,312
所佔共同控制公司權益		**304,839**	322,501
非上市股本投資		**269,377**	275,298
商標		**50,193**	52,284
證券投資		**–**	149,538
可供出售投資		**87,228**	–
給貿易伙伴之借款		**113,998**	113,998
長期應收賬項		**619,206**	647,900
遞延支出		**8,157**	30,915
商譽		**39,495**	77,038
遞延税項資產		**15,208**	15,889
		3,341,065	3,426,401
流動資產			
存貨		**294,635**	387,524
應收賬項、應收票據及預付款項	*11*	**1,024,889**	1,105,361
證券投資		**–**	233,901
可供出售投資		**154,746**	–
應收股息		**22,134**	17,057
可收回税項		**2,501**	2,852
銀行結存、存款及現金		**490,243**	348,827
		1,989,148	2,095,522
流動負債			
應付賬項及費用	*12*	**727,350**	764,069
財務租賃責任		**4,032**	4,823
税項		**16,024**	19,446
銀行貸款、透支及商業信貸		**1,248,794**	1,392,649
衍生財務工具		**528**	–
		1,996,728	2,180,987
淨流動負債		**(7,580)**	(85,465)
總資產減去流動負債		**3,333,485**	3,340,936
非流動負債			
借款		**1,368,348**	1,209,600
遞延税項負債		**8,941**	12,348
衍生財務工具		**939**	–
		1,378,228	1,221,948
		1,955,257	2,118,988
資本及儲備			
股本		**274,643**	272,630
儲備		**907,858**	1,001,393
公司股東應佔權益		**1,182,501**	1,274,023
少數股東權益		**772,756**	844,965
		1,955,257	2,118,988

簡明綜合損益表

截至九月三十日止六個月

	附註	二零零五年（未經審核）千港元	二零零四年（未經審核）（重新編列）千港元
營業額	4	**1,077,293**	1,079,670
銷售成本		**(855,221)**	(864,719)
毛利		**222,072**	214,951
其他收入		**101,748**	61,249
分銷成本		**(105,068)**	(93,775)
行政支出		**(147,974)**	(149,166)
其他營業支出	5	**–**	(1,112)
營業溢利	6	**70,778**	32,147
投資淨收益	7	**187**	873
財務成本		**(55,658)**	(37,075)
所佔聯營公司業績		**53,855**	92,140
所佔共同控制公司業績		**(17,749)**	(4,195)
應當出售／出售部份附屬公司權益之收益（虧損）		**6,063**	(3,290)
應當出售部份聯營公司權益之虧損		**(41)**	–
攤銷購入聯營公司引發之溢價		**–**	(2,114)
攤銷購入聯營公司引發之折讓		**–**	518
除稅前溢利		**57,435**	79,004
稅項	8	**(14,803)**	(12,759)
除稅後溢利		**42,632**	66,245
屬於：			
本公司資本股東		**42,820**	54,400
少數股東權益		**(188)**	11,845
		42,632	66,245
中期股息		**16,479**	21,785
每股盈利	9		
基本		**7.8仙**	10.0仙
攤薄		**7.7仙**	8.8仙

財務回顧

金山工業於期內之銀行貸款淨額減少127,000,000港元至2,131,000,000港元。於二零零五年九月三十日，集團之股東資金及少數股東權益合共1,955,000,000港元，集團之借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.09（於二零零五年三月三十一日為1.07）。本公司之借貸比率為0.97（於二零零五年三月三十一日為0.94），GP工業之借貸比率為0.50（於二零零五年三月三十一日為0.48），CIHL之借貸比率為0.03（於二零零五年三月三十一日為0.02），而金山電池之借貸比率則為0.95（於二零零五年三月三十一日為0.94）。

於二零零五年九月三十日，集團有48%（二零零五年三月三十一日：54%）之銀行貸款屬循環性或一年內償還借貸，其餘52%（二零零五年三月三十一日：46%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算。美元、新加坡元及港元所佔比例分別約為12%、34%及52%。

集團之外幣匯率風險主要產生自其淨現金流動及換算其海外附屬公司之淨貨幣資產或負債。集團貫徹其審慎管理外匯及利率風險的策略，透過安排遠期合約、貨幣掉期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。

員工人數及薪酬制度

於二零零五年九月三十日，集團之主要業務部門在全球聘用員工超過19,000人（二零零五年三月三十一日：20,000人）。集團定期檢討其薪酬制度，確保於個別勞工市場能維持在具競爭力之水平。除了基本薪酬外，集團更設有獎金，按個別員工之表現及集團業績決定發放予合資格及表現出色的員工。

展望

市場對集團及其主要聯營公司之大部份產品需求仍然穩定，惟預期會面對波動及競爭激烈的市場。原材料價格高企、利率攀升及美元及人民幣強勁將繼續影響大部份生產商。

集團將繼續實施增強業務競爭力之措施，並透過合理化生產設施、投資產品開發及尋求收購機會，以擴闊產品系列及盈利基礎，並會繼續研究精簡公司架構的方法，以改善整體效率。

市場對集團的電子產品需求仍然殷切，國內汽車市場出現激烈的價格競爭及調整，將持續影響汽車配線聯營公司的盈利貢獻。近期人民幣升值將增加在中國之營運成本。CIHL之主要市場短期內仍然是競爭激烈。奇勝亞洲將繼續致力改善生產力及生產效率，以紓緩原料價格上升之影響。而近期鎳的價格持續放緩將有利金山工業的電池業務發展。鑒於目前油價高企，令電動車再次受注視，故金山電池正積極尋求機會把鎳氫電動車電池轉化為商業成果。

2. CIH Limited(「CIHL」)－GP工業持有67.9%股權

- CIHL錄得68,200,000坡元營業額，與去年同期大致相同，股東應佔虧損減少16.5%。

- 在中國，CIHL與法國施耐德電氣各佔一半股權的合資公司—奇勝亞洲集團有限公司(「奇勝亞洲」)繼續面對市場激烈競爭。在香港，儘管最優惠利率上升導致物業交投放緩，但酒店和服務式住宅的發展及翻新工程以及樓宇翻新市場等對電器配件產品的需求仍然持續。中東、印尼及泰國市場均錄得銷售增長，表現持續良好。

- 在中國，照明產品的銷售因工程項目多為合約形式而出現波動。CIHL將GP照明定位為專業照明方案及環保產品的製造商／供應商之一，並已於寧波、南京、青島設立新銷售辦事處，以進一步加強市場滲透率。

3. 金山電池－GP工業持有49.1%股權

- 金山電池之營業額增長3.1%，惟未計特殊項目前之綜合盈利下降50.2%，並於回顧期內因關閉及遷移生產設施以減低成本而錄得5,800,000坡元特殊虧損。不過，截至二零零五年九月三十日止第二季未計特殊項目之盈利較截至二零零五年六月三十日止第一季增加約26%。

- 銷售增長主要是由於鎳氫充電池和一次性柱型鹼性電池的銷售持續增長。雖然一次性柱型鹼性電池的邊際利潤因鋅價格高企和人民幣轉強而受影響，惟鎳氫充電池的邊際利潤上升，主要是由於截至二零零五年九月三十日第二季的鎳價格已告穩定。

- 金山電池已經完成將丹麥的九伏特鹼性電池廠遷往馬來西亞，以及將馬來西亞的鎳氫充電池生產設施遷往中國，至於把台灣和香港的鋰離子電池生產設施遷移至中國則由於當地政府批核程序需時，進展緩慢。

科技及策略部

- 集團非全資附屬公司－兆光科技有限公司(「兆光」)於二零零五年八月發行新股收購一家發光二極管(LED)製造商的49%權益以達致縱向整合。兆光自此成為集團的聯營公司，為金山工業及CIHL所持有之股權則分別攤薄至30.5%及19.3%。此後，集團終止將兆光作綜合結算入帳，而只以權益會計原則來計算其業績。

- 期內，儘管市場競爭持續激烈，惟LED大型屏幕市場仍有增長，加上兆光一直致力精簡架構及發展新產品，使其業績表現大幅改善，並錄得逾15%銷售增長，加強兆光在環球影音市場之領導地位。

金山工業（集團）有限公司（「本公司」）或（「金山工業」）董事局謹公佈本公司及其附屬公司（「本集團」）截至二零零五年九月三十日止六個月之未經審核綜合業績。業績已經本公司之審計委員會審閱。

業績摘要

- 所有部門營業額為3,814,000,000港元，增長2.5%
- 綜合營業額為1,077,000,000港元，微減0.2%
- 股東應佔溢利為42,800,000港元，減少21.3%
- 每股盈利由10.0港仙減至7.8港仙，減少22%
- 建議派發中期股息每股3.0港仙（二零零四／零五：4.0港仙）

業務回顧

新加坡上市之GP工業－金山工業擁有87.1%股權

回顧期內GP工業之營業額較去年同期微升，主要由於電子部的銷售下跌4%，以及CIHL銷售增加18%兩者之間的淨增額。鑒於CIHL於二零零四年五月成為GP工業附屬公司，故去年上半年業績只有五個月之營業額綜合結算入帳。股東應佔溢利較去年同期下跌62%，主要由於原材料價格高企及利率攀升所致。

1. 電子部

- 電子部本財政年度上半年的銷售及營業溢利比去年同期分別錄得4%及37%跌幅。
- 電子及零部件之銷售較去年同期上升2%。受零部件價格高企及人民幣升值影響，附屬公司之盈利下降10%。原材料價格上漲及於二零零四年十二月出售其擁有41.6%權益之生產汽車電子聯營公司，導致聯營公司之盈利貢獻下降，因此電子及零部件業務的盈利貢獻下跌28%。
- 汽車配線附屬公司之銷售下跌8%，盈利貢獻與去年同期比較仍大致穩定。銷往美國市場之汽車配線銷售額大幅增加，惟國內汽車配線聯營公司的業績表現則明顯下跌，主要由於價格競爭激烈，以及部份國內汽車生產商調整存貨所致。雖然電纜業務錄得19%之銷售增長，惟盈利貢獻則因原料價格高企而減少16%。整體而言，汽車配線及電纜業務的盈利貢獻下降16%。
- 揚聲器業務的總銷售額下降4%，主要因為歐洲市場轉弱，惟銷往美國及亞洲市場之銷售增加逾20%。

集團架構



金山工業（集團）有限公司
香港上市
GP工業有限公司
新加坡上市
87.1%*
科技及策略部
電子部
電子及零部件
汽車配線及電纜
揚聲器
CIH Limited
電器配件和裝置系統
照明系統
發光二極管大型屏幕
其他電子及電器產品
新加坡上市
67.9%*
金山電池
國際有限公司
充電池
一次性電池
新加坡上市
49.1%*
兆光科技有限公司
(30.5%)
發光二極管大型屏幕
國際之獅有限公司#
(100%)
分銷業務

* *百份率為金山工業或GP工業於二零零五年十一月十七日所持之股權*

\# *持有一幢自用的工業大廈*

集團簡介

金山工業集團為一家亞洲跨國集團，透過其在新加坡上市之主要投資工具—GP工業有限公司擁有多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「**GP超霸**」電池及「**CLIPSAL奇勝**」裝置電器。

集團母公司金山工業（集團）有限公司*[香港聯交所股票編號: 40]*於一九六四年成立，並自一九八四年在香港聯合交易所上市。

金山工業現時擁有GP工業87.1%*股權，GP工業則擁有CIH Limited（「CIHL」）之67.9%*股權及金山電池國際有限公司之49.1%*股權。GP工業、CIHL及金山電池均在新加坡上市。

GP工業除了於CIHL及金山電池投資外，亦從事發展、產製及經銷電子與零部件、汽車配線、電纜及揚聲器等。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球超過十個國家。連同所有部門，目前集團在全球共聘用超過一萬九千名員工。

* *於二零零五年十一月十七日*

公司資料

董事局	**執行董事** 羅仲榮，*主席兼總裁* 吳崇安，*副主席* 羅仲炳 羅仲煒 梁伯全 顧玉興 莊紹樑 周國偉 王維勤 **非執行董事** 張定球 呂明華* 陳志聰* 陳其鑣* * *獨立非執行董事*
審計委員會	呂明華，*主席* 張定球 陳志聰 陳其鑣
核數師	德勤•關黃陳方會計師行
秘書及註冊辦事處	黃文傑 香港新界葵涌葵榮路30號 金山工業中心8樓 電話：(852) 2427 1133 傳真：(852) 2489 1879 電郵：gp@goldpeak.com 網址：www.goldpeak.com
股票過戶登記處	雅柏勤證券登記有限公司 香港灣仔告士打道56號 東亞銀行港灣中心地下
美國預託證券機構	The Bank of New York 101 Barclay Street, 22nd Floor New York, NY10286, USA

重要日期

截止過戶：	二零零五年十二月十三日至十二月十六日
派發中期股息：	於二零零五年十二月二十三日



商界展關懷
caringcompany 2002-05
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司


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